
                                 vivendi universal logo

                                 NOTICE AND INFORMATION
                                 BROCHURE

                                 COMBINED ORDINARY AND EXTRAORDINARY
                                 SHAREHOLDERS' MEETING
                                 WEDNESDAY, APRIL 24, 2002
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
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             TABLE OF CONTENTS
PAGE 1       Agenda
PAGE 4       Board of Directors' Report
PAGE 8       Proposed Resolutions
PAGE 17      "Statuts" (Memorandum of Articles of Association)
PAGE 26      Brief Summary of the Company's and the Group's Financial
             Position during 2001
PAGE 37      Five-Year Financial Summary for Vivendi Universal
PAGE 38      Supplemental Report of the Board of Directors on the
             capital increase restricted to current and retired
             Vivendi Universal Group employees enrolled in the Group
             Stock Savings Plan
PAGE 39      Supplemental Report of the Statutory Auditors on the
             capital increase restricted to current and retired
             Vivendi Group employees enrolled in the Group Stock
             Savings Plan
PAGE 40      Statutory Auditors' Report on the Authorization to Issue
             Securities
PAGE 42      Statutory Auditors' Report on the Reduction in Capital
             Stock through the Cancellation of Treasury Stock
PAGE 43      Statutory Auditors' Report on the Issuance of Stock to
             Current and Retired Employees
PAGE 44      Statutory Auditors' Report on the introduction of share
             purchase options or subscriptions for employees

             Societe Anonyme with stated capital of
             E 5,982,345,385.50
             REGISTERED OFFICE
             42, avenue de Friedland, 75380 Paris Cedex 08 -
             (Company and Trade Registry)
             343 134 763 Paris - France
             SHAREHOLDER INFORMATION:
             www.vivendiuniversal.com
The Notice and Information Brochure in English is a translation of the French "Brochure de Convocation et d'Information" for information purposes. This translation is qualified in its entirety by reference to the "Brochure de Convocation et d'Information".

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                                                               Vivendi Universal

                                                                               -
 1


.................................................................................
                                 NOTICE OF THE
           COMBINED ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING
                           WEDNESDAY, APRIL 24, 2002*
.................................................................................
The Shareholders are cordially invited to attend the Combined Ordinary and Extraordinary Shareholders' Meeting, which will be held on Wednesday, April 24, 2002, at 5:00 p.m. (Paris time) at the Zenith, 211, avenue Jean Jaures, 75019 Paris, France. The purposes of the Meeting are as set forth in the following
Agenda:

AS AN ORDINARY SHAREHOLDERS' MEETING:

 1. Approval of the reports and individual financial statements for the fiscal year 2001.

    This resolution relates to the approval of the individual financial statements for the fiscal year 2001.

 2. Approval of the reports and consolidated financial statements for the fiscal year 2001.

    This resolution relates to the approval of the consolidated financial statements for the fiscal year 2001.

 3. Approval of the agreements covered by the Statutory Auditors' special report.

    This resolution relates to the approval of the agreements subject to Articles L. 225-38 et seq of the French Commercial Code and covered by the Statutory Auditor's special report.

 4. Allocation of net income and determination and payment of the dividend for the fiscal year 2001.

    This resolution relates to the net income appropriation and to the allocation of a 1 euro net dividend per share plus 0.50 euro as a dividend tax credit for a total of 1.50 euros per share.

 5. Appointment of Mrs. Esther Koplowitz as a Director.

    This resolution relates to the advance re-appointment of Mrs. Esther Koplowitz as a Director for a four-year term, in order to permit staggerred renewal of the Board of Directors.

 6. Appointment of Mr. Bernard Arnault as a Director.

    This resolution relates to the advance re-appointment of Mr. Bernard Arnault as a Director for a four-year term, in order to permit staggerred renewal of the Board of Directors.

---------------

(*) Pursuant to applicable law, the first notice of the Shareholders' Meeting is initially scheduled for Friday, April 12, at 5 p.m. (Paris time) at the Company's registered office located at 42, avenue de Friedland, 75008 Paris. However, if the necessary quorum is not present on that occasion, as is likely to occur, no business can be legally transacted on that date. Accordingly, the reconvened Shareholders' Meeting will take place on Wednesday, April 24, 2002, at 5 p.m. (Paris time) at the Zenith, 211, avenue Jean Jaures, 75019 Paris, France.
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  Vivendi Universal

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                                                                      2

 7. Appointment of Mr. Eric Licoys as a Director.

    This resolution relates to the advance re-appointment of Mr. Eric Licoys as a Director for a four-year term, in order to permit staggerred renewal of the Board of Directors.

 8. Issuance of traditional bonds and related securities.

    This resolution relates to the renewal, on the same terms and conditions, of the authorization granted to the Board of Directors to issue bonds and similar securities with a face value of up to 7 billion euros or the equivalent exchange value. This authorization is to be granted for a 26 month period.

 9. Authorization for the company to purchase its own shares.

    This resolution relates to the authorization for the Company to set a share buy-back program with a maximum purchase price of 150 euros per share and minimum selling price of 30 euros per share.

AS AN EXTRAORDINARY SHAREHOLDERS' MEETING:

10. Reduction of the capital stock through cancellation of shares.

    This resolution relates to the authorization granted to the Board of Directors to cancel, for a 24 month period, shares acquired under the share buy-back program within a limit of 10% of the capital stock.

11. Capital increase by incorporation of retained earnings, profits, premiums or other means.

    This resolution relates to the renewal on the same terms and conditions, of the authorization granted to the Board of Directors to increase the capital stock through incorporation of retained earnings, profits, premiums or other means by up to 1 billion euros.

12. Capital increase through issuance of marketable securities giving immediate and/or future rights to shares with preferential subscription rights.

    This resolution relates to the renewal on the same terms and conditions, of the authorization granted to the Board of Directors to increase the capital stock by issuance of marketable securities, with preferential subscription rights, granting immediate and/or future rights to shares issued now or hereafter as part of the capital increase. This authorization is to be granted for a 26 month period and for a total face value of up to 3 billion euros.

13. Capital increase through issuance of marketable securities giving immediate and/or future rights to shares without preferential subscription rights.

    This resolution relates to the renewal on the same terms and conditions, of the authorization granted to the Board of Directors to increase the capital stock through issuance of marketable securities, with waiver of preferential subscription rights, granting immediate and/or future rights to shares issued now or hereafter as part of the capital increase. This authorization is to be granted for a 26 month period and for a total face value of up to 3 billion euros.

14. Capital increases reserved for current and retired employees of the Group enrolled in the Group Savings Plan.

    This resolution relates to the advance renewal of the authorization granted to the Board of Directors to execute capital increases, restricted to current and retired Vivendi Universal Group employees, for up to 10% of the capital stock.
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                                                               Vivendi Universal

                                                                               -
 3


15. Employee Stock Purchase Plan (ESPP) for the Group's North American employees.

    This resolution relates to the authorization to be granted to the Board of Directors to implement an employee stock purchase plan - ESPP - open to Group employees in North America for a 36 month period and with an annual cap of 1% of the capital stock.

16. Stock option scheme.

    This resolution relates to the renewal of the authorization granted to the Board of Directors to grant options to purchase or subscribe for shares representing up to 5% of the capital stock.

17. Modifications of the Company's corporate statutes.

    This resolution relates to the harmonization of the Company's corporate statutes with the French New Economic Regulations Act of May 15, 2001 and to the approval of other modifications and of their restatement.

18. Powers for carrying out legal formalities.

    This resolution relates to the granting to the Board of Directors of full powers for carrying out legal formalities.

                            ------------------------
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  Vivendi Universal

-

                                                                      4

                           BOARD OF DIRECTORS' REPORT

To the Shareholders:

We have invited you to this Combined Ordinary and Extraordinary Shareholders' Meeting for the purpose of submitting for your approval draft resolutions in relation to:

- Approval of the annual financial statements (I);

- Reappointment of Directors (II);

- Renewal of authorizations relating to the share buy-back program (III);

- Authorization of the Board of Directors to perform various financial transactions (IV); and

- Revision of the corporate statutes in accordance with the French New Economic Regulation Act of May 15, 2001 (V).

I. Approval of the Annual Financial Statements

The first items on the agenda relate to the approval of the individual financial statements (Resolution 1) and consolidated financial statements (Resolution 2), approval of the regulated agreements covered in the special report prepared by the Statutory Auditors (Resolution 3), and the allocation of net income and determination and payment of the dividend (Resolution 4).

II. Board of Directors

In accordance with corporate governance recommendations for a staggered renewal of the Board of Directors, rather than renewal en bloc, this year we recommend the advance re-appointment of Mrs. Esther Koplowitz (Resolution 5), Mr. Bernard Arnault (Resolution 6) and Mr. Eric Licoys (Resolution 7) for four-year terms.

III. Authorization for the Company to Trade Shares of its own Stock (Resolution
     9) and, Where Appropriate, Cancel Them (Resolution 10)

Under Articles L 225-209 et seq. of the French Commercial Code, we recommend that you authorize your Board of Directors to trade on the stock exchange or otherwise on one or more occasions, by such means as buying shares of Company stock or using option mechanisms, for a period of 18 months and in an amount not to exceed 10% of the capital stock. Shares may be held; used to sustain the share price or smooth out share price movement pursuant to applicable regulations; allotted to employees; exchanged, transferred or sold on the stock exchange or otherwise; or cancelled (subject to adoption of Resolution 10).

We recommend setting a maximum purchase price of 150 euros per share, and a minimum sell price of 30 euros per share. This share buy-back program is described in a transaction prospectus approved by the Commission des Operations de Bourse, the commission that controls and administers the activities of the Paris Stock Exchange. The prospectus is available upon request from the Company's registered office.

This authorization will revoke and replace the unused portion and remaining time under the authorization previously granted by the Shareholders' Meeting held April 24, 2001.

The recommended authorization to your Board of Directors (Resolution 10) to cancel shares acquired under the share buy-back program is for a period of 24 months, and applies to 10% of the capital stock. In June 2001 your Board made use of the authorization granted to it by the Shareholders'
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                                                               Vivendi Universal

                                                                               -
 5


Meeting held September 21, 2000, and cancelled 22 million shares.

IV. Delegations of Financial Authority to the Board of Directors

To ensure continued rapid, flexible access by your Board of Directors to the funds necessary to finance and grow the Company and Group, we recommend that you renew in the same amounts the delegations of authority granted by the Shareholders' Meeting held on September 21, 2000.

We also recommend that you renew the authorization relating to capital increases reserved for employees as part of Vivendi Universal's efforts to encourage and support employee savings, and that you expand access to company shares to the Group's employees in North America through a special employee stock purchase plan.

To enhance transparency, the authorizations are all to be granted for a 26-month period.

These authorizations will enable your Board of Directors to:

- Issue bonds and similar securities with a face value of up to 7 billion euros or the equivalent exchange value (Resolution 8).

- Increase the capital stock through the incorporation of retained earnings, profits, premiums or other means by up to 1 billion euros, to be allocated to capital increases under the general authorization granted pursuant to Resolution 12 (Resolution 11).

- Issue marketable securities granting immediate and/or future access with preferential subscription rights to shares issued now or hereafter as part of a capital increase for a total face value of up to 3 billion euros (Resolution
  12).

- Issue marketable securities granting immediate and/or future access with waiver of preferential subscription rights to shares issued now or hereafter as part of a capital increase for a total face value of up to 3 billion euros
  - 2 billion for secondary increases - (Resolution 13).

- Execute capital increases restricted to current and retired Company or Group employees enrolled in the Group's savings scheme for up to 10% of the capital stock as of the date of the Board resolution (Resolution 14).

- Implement an employee stock purchase plan (ESPP) open to Group employees in North America for a period of 3 years with an annual cap of 1% of the capital stock (Resolution 15).

- Grant options to buy or subscribe for shares representing up to 5% of the Company stock as of the date the Board grants the options (Resolution 16).

V. Harmonization of the Corporate Statutes (Resolution 17)

The New Economic Regulations Act (Loi sur les Nouvelles Regulations Economiques) came into force on May 18, 2001, necessitating amendments to the corporate statutes, and accordingly we recommend bringing them into line with the newly applicable provisions.

We recommend:

- The cancellation of certain provisions which have become redundant, such as:

- The reference to activities related to alcohol and spirits in Article 2, "Purpose", which was added temporarily, but is no longer needed since those activities were sold in December 2001.

- The transition provisions contained in:

  - the introduction to the former Article 7, "Shares", which required shares of Company stock to be registered until listed for trading on a regulated exchange;

  - paragraph 3 of the former Article 18, "Voting Rights", which called for certain statutory provisions to come into force upon the listing of Company stock for trading on a regulated exchange.

- The creation of the option for the Board to appoint Inspectors (Articles 11.8)
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  Vivendi Universal

-

                                                                      6

We also recommend simplifying certain provisions by regrouping the former Articles 1, 3 and 5 together as a new Article 1; rewording Article 4, "Capital Stock" and Article 14, "Shareholders' Meetings"; and deleting redundancies in paragraph 3 of the former Article 8, "Rights and Obligations attached to Shares", as it relates to voting rights, which are addressed in Article 15, "Voting Rights".

Amendments consequential to the entry into force of the New Economic Regulations Act relate primarily to the balance of powers and the workings of governing bodies (A) and to the right of the Elected Workers' Council to be represented at Shareholders' Meetings (B).

Some of these provisions were introduced, last year, in our Corporate Statutes, but need to be revised to bring them into line with the final version of the new law (C).

A. Balance of Powers and Workings of Governing Bodies

In keeping with new developments in corporate governance, the New Economic Regulations Act strikes a new internal balance of power in French companies with a Board of Directors structure.

The New Economic Regulations Act states the purpose and functions of each body, specifically assigning to the Board of Directors responsibility for general supervision of company management, while conferring executive and management authority on a Chief Executive Officer, who may be the Chairman of the Board of Directors. The Board of Directors makes the decision whether to aggregate or dissociate general management functions.

In addition, the individuals appointed by the Board of Directors to assist the Chairman, in the capacity of Chief Executive, have been given the title of Co-Chief Operating Officers.

As a result, Part III, "Board of Directors - General Management and Oversight of the Company", has been completely rewritten.

Part III now includes a first chapter, "Board of Directors", which establishes the membership, structure and authority of the Board of Directors. A second chapter, "General Management", describes the Company's general management structure. A third chapter, "Audit of the Company", remains unchanged. Thus, the following articles have been amended:

- Article 10 - "Meetings - Deliberations of the Board"

  PARAGRAPH 2: Procedure for convening the Board in the event the Board has not met for over 2 months.

- Article 11 - "Powers and organization"

  New definitions of powers pursuant to the New Economic Regulations Act:

  PARAGRAPH 1: Authority of the Board of Directors

  PARAGRAPH 3: Authority of the Chairman of the Board of Directors

- Article 12 - "General Management"

  PARAGRAPH 1: This new article establishes the method whereby the Board of Directors determines whether to aggregate or dissociate the functions of Chairman and Chief Executive Officer of the Company.

  New definitions of powers pursuant to the New Economic Regulations Act:

  PARAGRAPH 3: Authority of the Chief Executive Officer, which is the same as that of the Chairman if the Chairman is also responsible for general management.

  PARAGRAPH 4: Authority of Co-Chief Operating Officers.

B. Representation Right of Elected Workers' Council

The Act recognizes the right of the Elected Workers' Council to be represented at Shareholders' Meetings, as a consequence a provision to that effect has been added to Article 14, "Shareholders' Meetings".
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                                                               Vivendi Universal

                                                                               -
 7


C. Additional Amendments

- Article 5 - "Shares"

  PARAGRAPH 2 specifies sanctions for failure to comply with the new shareholder identification procedure.

- Article 9 - "Director Appointed by Employees"
  The Company's corporate statutes already provided for the employees to appoint a Director when current and retired Group employees hold over 5% of the capital stock under the Group's savings scheme. The French Employee Savings Act of February 19, 2001, lowered the threshold to 3%, and the bylaws have been amended as a result.

- Article 10 - "Meetings - Deliberations of the Board"

  PARAGRAPHS 3 AND 4 have been brought into line with the final version of the New Economic Regulations Act as it relates to video-conferencing, providing that those attending a meeting by video-conference be factored into quorum and majority calculations.

- Article 14 - "Shareholders' Meetings"

  PARAGRAPH 4 incorporates the new non-transferability period for attending a Shareholders' Meeting (Day before the Shareholders' Meeting 03.00 PM - Paris time). This period may be shortened by the Board of Directors.

- Article 15 - "Voting Rights"

  PARAGRAPH 2 has been brought into line with the final version of the New Economic Regulations Act as it relates to video-conferencing, providing that those attending a meeting by video-conference be factored into quorum and majority calculations. The implementation of this provision is subject to the publication of a specific decree, which had not occurred on March 5, 2002, the date of the Board of Directors meeting which has convened this Shareholders Meeting.

The new version of the Corporate Statutes being submitted for your approval is attached to this report.

                                                          The Board of Directors
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  Vivendi Universal

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                                                                      8

                              Proposed Resolutions

AS AN ORDINARY SHAREHOLDERS'
MEETING

FIRST RESOLUTION - APPROVAL OF THE REPORTS AND INDIVIDUAL FINANCIAL STATEMENTS FOR FISCAL YEAR 2001

The Shareholders' Meeting, having reviewed the reports of the Board of Directors and the Statutory Auditors for the fiscal year 2001, approves the 2001 individual financial statements and the transactions reflected in these financial statements or summarized in these reports.

SECOND RESOLUTION - APPROVAL OF THE REPORTS AND CONSOLIDATED FINANCIAL STATEMENTS FOR FISCAL YEAR 2001

The Shareholders' Meeting, having reviewed the reports of the Board of Directors and the Statutory Auditors for the fiscal year 2001, approves the 2001 consolidated financial statements and the transactions reflected in these financial statements or summarized in these reports.

THIRD RESOLUTION - APPROVAL OF THE AGREEMENTS COVERED BY THE STATUTORY AUDITORS' SPECIAL REPORT

The Shareholders' Meeting hereby takes formal note of the special report prepared by the Statutory Auditors pursuant to Article L 225-40 of the French Commercial Code. Further, the Shareholders' Meeting approves the transactions and agreements covered by this report.

FOURTH RESOLUTION - ALLOCATION OF NET INCOME AND DETERMINATION AND PAYMENT OF THE DIVIDEND FOR FISCAL YEAR 2001

The Shareholders' Meeting approves the Board of Directors' proposal for allocating the fiscal year 2001 net income:

-------------------------------------------------------
                                          (in euros)
-------------------------------------------------------
 Sources(1)
  - Retained earnings before net loss
    for the year:                        137,959,654.02

  - Net loss for the year:               (55,642,151.91)
  - Retained earnings after deduction
    of the net loss for the year          82,317,502.11
  - Withholding:
    - from the part of special
      reserve for long term capital
      gains made up of net capital
      gains previously taxed at 10%          508,216.18
    - from the part of special
      reserve for long term capital
      gains made up of net capital
      gains previously taxed at 15%      120,882,694.39
    - from the part of special
      reserve for long term capital
      gains made up of net capital
      gains previously taxed at 18%       79,417,357.09
    - from the part of special
      reserve for long term capital
      gains made up of net capital
      gains previously taxed at 19%      301,424,015.01
    - from the part of special
      reserve for long term capital
      gains made up of net capital
      gains previously taxed at 25%        4,747,904.03
    - from the reserve for investment
      (regulated reserve)                  2,541,359.60
     - from the reserve investment in
      the DOM (regulated reserve)            213,428.62
    - from the part of additional
      paid-in capital made up of the
      capital contributed in excess
      of par under mergers               889,730,706.47
    TOTAL:                             1,481,783,183.50
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                                                               Vivendi Universal

                                                                               -
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
-------------------------------------------------------
                                          (in euros)
-------------------------------------------------------
 Allocation(1):
  - Total dividend:                    1,087,699,161.00
  - Unavailable reserve                   57,343,173.50
  - Equalization tax ("Precompte"):      336,740,849.00
    TOTAL:                             1,481,783,183.50

(1) The amounts shown will be adjusted depending on the actual number of shares entitled to receive dividends for fiscal year 2001 in order to factor in the number of shares held as treasury stock and not entitled to receive dividends.

Consequently, the Shareholders' Meeting is fixing the net dividend at 1 euro for each of the shares of capital stock entitled to receive a dividend according to their effective date. To this dividend will be added the tax already paid to the French Treasury (dividend tax credit) of 0.50 euro giving total earnings per share of 1.50 euros per share. This dividend will be paid as of May 13, 2002.

By law, the Shareholders' Meeting reports that the dividend for the previous three fiscal years was as follows (in euros):

------------------------------------------------------------------------------------------------------------------
                                                              1998                  1999                  2000
------------------------------------------------------------------------------------------------------------------
Number of shares:                                          16,786,500            16,786,500            990,078,493
Net dividend:                                                       -                     -                      1
Tax credit:                                                         -                     -                   0.50
Total earnings per share:                                           -                     -                   1.50

FIFTH RESOLUTION - APPOINTMENT OF MRS. ESTHER KOPLOWITZ AS DIRECTOR

The Shareholders' Meeting hereby appoints Mrs. Esther Koplowitz as a Director for a four-year term. Her term will expire upon adjournment of the Shareholders' Meeting approving the financial statements for the fiscal year 2005.

SIXTH RESOLUTION - APPOINTMENT OF MR. BERNARD ARNAULT AS DIRECTOR

The Shareholders' Meeting hereby appoints Mr. Bernard Arnault as a Director for a four-year term. His term will expire upon adjournment of the Shareholders' Meeting approving the financial statements for the fiscal year 2005.

SEVENTH RESOLUTION - APPOINTMENT OF MR. ERIC LICOYS AS DIRECTOR

The Shareholders' Meeting hereby appoints Mr. Eric Licoys as a Director for a four-year term. His term will expire upon adjournment of the Shareholders' Meeting approving the financial statements for the fiscal year 2005.

EIGHTH RESOLUTION - AUTHORIZATION FOR THE BOARD OF
DIRECTORS TO ISSUE TRADITIONAL BONDS AND RELATED SECURITIES

The Shareholders' Meeting, having met the conditions of quorum and majorities required for Ordinary Shareholders' Meetings and having reviewed the Board of Directors' report, authorizes the Board of Directors to arrange, on one or more occasions, for the issuance of bonds and related securities, both in France and abroad, either in euros or foreign currencies or in units of account established by reference to several currencies, by means of traditional bonds or related securities, notably redeemable subordinated securities or non-perpetual notes, either bearing interest or not at a fixed or variable rate, or any other marketable securities giving right to a claim on the Company and with or without coupons giving rights to the allotment, acquisition or subscription to other marketable debt securities up to a maximum nominal amount of 7 billion euros or the equivalent of this amount, with or without any particular collateral or other surety, in the proportions and forms, at the times and rates, and under the issuance and amortization terms that it may deem appropriate.
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  Vivendi Universal

-

                                                                     10

The Shareholders' Meeting grants full powers to the Board of Directors with the authority to delegate for the purpose of carrying out these issues, notably for:

- determining the characteristics of the bonds or securities to be issued;

- setting the interest rate, amortization and repayment schedule and generally any other procedures.

The Shareholders' Meeting resolves that this authorization is valid for a 26-month period beginning today. It revokes and replaces the authorization given by the Ordinary and Extraordinary Shareholders' Meeting of September 21, 2000.

NINTH RESOLUTION - AUTHORIZATION FOR THE COMPANY TO PURCHASE ITS OWN SHARES

The Shareholders' Meeting, having reviewed the Board of Directors' report and the prospectus approved by the Commission des Operations de Bourse relating to the implementation of a new share buy-back scheme, authorizes the Board of Directors, in accordance with Articles L 225-209 and following of the French Commercial Code, for up to 10% of the number of shares making up the capital stock on the date the share buy-back scheme is implemented and for a period of eighteen months starting today, to acquire its own shares, on one or more occasions, on the stock exchange or otherwise, notably by purchasing the company's shares or by using option mechanisms, so as to hold them, allot them to employees, carry out exchanges following bond issues or as part of acquisitions or otherwise, to smooth out or sustain the share price as stipulated by the regulations in force, to sell the shares on the stock exchange or otherwise, or to cancel them provided the tenth resolution is approved by this shareholders' meeting.

During this time, the Board shall operate under the following rules:

    - maximum buy price:             150 euros per share
    - minimum sell price:            30 euros per share.

The Shareholders' Meeting grants full powers to the Board of Directors, with authorization to delegate, to make any trades, sign any sale or transfer documents, enter into any agreements or option contracts, make any declarations and to conduct all the necessary formalities.

The Shareholders' Meeting resolves that this authorization, from the time it is used by the Board of Directors, revokes and replaces that given by the Ordinary and Extraordinary Shareholders' Meeting held on April 24, 2001.

AS AN EXTRAORDINARY
SHAREHOLDERS' MEETING

TENTH RESOLUTION - AUTHORIZATION FOR THE BOARD OF DIRECTORS TO REDUCE THE CAPITAL STOCK THROUGH CANCELLATION OF SHARES

The Shareholders' Meeting, having met the conditions of quorum and majority required for Extraordinary Shareholders' Meetings and having reviewed the Board of Directors' report and the Statutory Auditors' special report and provided that the ninth resolution is adopted by this meeting, authorizes the Board of Directors in accordance with Article L225-209 of the French Commercial Code to cancel, at its sole discretion, on one or more occasions, shares acquired by the Company, not to exceed 10% of the share capital over a twenty-four month period beginning as of this meeting, and to decrease the capital stock accordingly.

The Shareholders' Meeting grants full powers to the Board of Directors, with authorization to sub-delegate, to carry out all actions, formalities or declarations so as to finalize the capital decreases which may be carried out under this authorization and to modify the Company's corporate statutes accordingly.

ELEVENTH RESOLUTION - AUTHORIZATION FOR THE BOARD OF DIRECTORS TO INCREASE THE CAPITAL STOCK BY INCORPORATION OF RETAINED EARNINGS, PROFITS, PREMIUMS OR OTHER MEANS

The Shareholders' Meeting, having met the conditions of quorum and majority required for Extraordinary Shareholders' Meetings and having reviewed the Board of Directors' report, authorizes the Board of Directors to increase the capital stock for a twenty-six month period starting today by issuing ordinary new shares to be fully paid up by incorpo-
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                                                               Vivendi Universal

                                                                               -
 11


rating retained earnings, profits or premiums to capital stock or by raising the nominal value of the shares making up the capital stock or by using both means simultaneously.

The aforementioned issuance of new shares or raising of their par value may not result in increasing the capital stock by more than 1 billion euros which shall be ascribed to any capital increases that may be carried out under the authorization granted under the terms of the 12th resolution of this Shareholders' Meeting.

The Shareholders' Meeting resolves that in cases where there are capital increases in the form of allotting stock dividends, the rights to fractional shares shall not be negotiable. Those rights remaining after each shareholder is allotted the new shares due to him/her shall be settled in cash.

The new shares stemming from the fractional share rights shall be sold and the net proceeds from their sale shall be allotted to the rights holders on a pro-rata basis within thirty days of the registration on their account of the whole number of new shares allotted.

The Shareholders' Meeting gives full powers to the Board of Directors, with authorization to sub-delegate, to establish the procedures, conditions and dates for any capital increases which may be carried out under this authorization and to modify the corporate statutes.

The Shareholders' Meeting resolves that this authorization revokes and replaces that given by the Shareholders' Meeting held on September 21, 2000.

TWELFTH RESOLUTION - AUTHORIZATION FOR THE BOARD OF DIRECTORS TO ISSUE MARKETABLE SECURITIES GIVING IMMEDIATE AND/OR EVENTUAL RIGHTS TO SHARES WHICH ARE OR WILL BE ISSUED AS PART OF A CAPITAL INCREASE, WITH PREFERENTIAL SUBSCRIPTION RIGHTS

The Shareholders' Meeting, having met the conditions of quorum and majority required for Extraordinary Shareholders' Meetings and having reviewed the Board of Directors' report and the Statutory Auditors' special report and in accordance with Article L225-129 of the French Commercial Code, authorizes the Board of Directors for a twenty-six month period starting today to proceed at its sole discretion, on one or more occasions, with the issuance both in France and abroad, either in euros or in foreign currencies, or in monetary units established by reference to several foreign currencies, with or without premiums:

  - of ordinary shares, stand-alone warrants,

  - of marketable securities giving rights through conversion, exchange, redemption or presentation of a warrant or any other lawful means, to the allocation, at any time or on fixed dates, of securities issued representing a share in the Company's capital stock.

The Shareholders' Meeting authorizes the Board of Directors, independently of any other issuances which could be made by virtue of the above, to carry out the issuance or to allot warrants conferring on their holders the right to subscribe for shares or marketable securities representing a portion of the Company's capital stock and to issue these shares and marketable securities to allow the exercise of the warrants without the shareholders' having to exercise their preferential subscription rights to the shares or to the marketable securities to which they give rights.

The Shareholders' Meeting moreover expressly cancels the shareholders' preferential subscription rights to the shares attached to the marketable securities that may be issued under this authorization.

These various issuances may not result in the increase of the company's capital stock by a total nominal amount of more than 3 billion euros, excluding any adjustments which may be required by law.

The issuance of new shares or of marketable securities shall be paid up with cash or by offsetting debts. Their subscription shall be reserved by preference to the holders of old shares who may subscribe for the new shares or marketable securities, both on a reducible and non-reducible basis, within ten trading days.

The shares, warrants or marketable securities not subscribed for by the shareholders will be offered in a public offering.
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  Vivendi Universal

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                                                                     12

The Shareholders' Meeting grants full powers to the Board of Directors, with authorization to sub-delegate, to issue shares, warrants or marketable securities under this resolution at the time or times it deems appropriate and following the procedures that it determines in accordance with the law, notably:

  - to determine the nature of the marketable securities to be created, their characteristics and their issue terms and conditions;

  - to make any charges against additional paid-in capital;

  - to carry out any allotments of securities through conversion, exchange, redemption or presentation of a warrant;

  - to make any modifications to the Company's corporate statutes concerning the amount of capital stock and the number of authorized shares;

  - and, in general, to decide on and perform any formalities, to set any conditions needed to successfully carry out the issuances that may be offered under this resolution.

The Shareholders' Meeting resolves that this authorization revokes and replaces that given by the Shareholders' Meeting held on September 21, 2000.

THIRTEENTH RESOLUTION - AUTHORIZATION FOR THE BOARD OF DIRECTORS TO ISSUE MARKETABLE SECURITIES GIVING IMMEDIATE AND/OR EVENTUAL RIGHTS TO SHARES WHICH ARE OR WILL BE ISSUED AS PART OF A CAPITAL INCREASE, WITHOUT PREFERENTIAL SUBSCRIPTION RIGHTS

1 - The Shareholders' Meeting, having met the conditions of quorum and majority required for Extraordinary Shareholders' Meetings and having reviewed the Board of Directors' report and the Statutory Auditors' special report and in accordance notably with Article L225-129 of the French Commercial Code, authorizes the Board of Directors for a twenty-six month period starting today to proceed, at its own discretion, on one or more occasions, both in France and abroad, either in euros or in foreign currencies, or in monetary units established by reference to several foreign currencies, with the issuance with or without premiums, cancelling the shareholders' preferential subscription right during the initial offering which the Shareholders' Meeting expressly renounces:

  - of ordinary shares, of stand-alone warrants,

  - of marketable securities giving right through conversion, exchange, redemption or presentation of a warrant or any other lawful means, to the allocation, at any time or on fixed dates, of securities issued representing a portion of the Company's capital stock.

The Shareholders' Meeting moreover expressly cancels the shareholders' preferential subscription rights to the shares attached to the marketable securities that may be issued under this authorization.

2 - The Shareholders' Meeting authorizes the Board of Directors, independently of any issuances which may be offered by virtue of the above, to:

a) issue warrants granting their holders the right to subscribe for shares or marketable securities representing a portion of the Company's capital stock and to issue these shares and marketable securities to enable the exercise of warrants without the shareholders' having to exercise their preferential subscription rights to the shares or marketable securities to which they give rights;

b) issue shares or marketable securities representing a portion of the Company's capital stock to be issued following the issuance, by companies in which the Company directly or indirectly holds over one half of the capital stock and with its agreement:

  - of bonds issued by the subsidiaries with warrants for the Company's shares;

  - of all other marketable securities issued by the subsidiaries giving right through conversion, exchange, redemption or presentation of a warrant or any other means to the allotment at any time or on a fixed date of securities to be issued for this purpose representing a portion of the Company's capital stock.

                                                               Vivendi Universal

                                                                               -
 13


This resolution automatically entails renunciation by the Company's shareholders of their preferential subscription right to the shares or securities to which these instruments give right in favour of any holders of marketable securities that may be issued by the subsidiaries.

The issuance of shares, warrants and securities representing a portion of the Company's capital following the operations stipulated in 2b) may not, under any circumstance excluding any adjustments which may be made as required by law, result in increasing the Company's registered capital by more than 3 billion euros, or its equivalent, which will be added into the total amount determined above for any capital increases which may be carried out.

3 - The various issuances stipulated in paragraphs 1 and 2a) may not increase the Company's capital stock by an overall total in excess of 2 billion euros excluding any adjustments which may be made as required by law.

The Shareholders' Meeting resolves that in the event the Board of Directors acts on this authorization:

  - the issuance price of the ordinary shares or of those which may be created by a secondary subscription, conversion, exchange, exercise of warrants or any other means must be determined based on a share value at least equal to the average of the opening prices quoted on the Premier Marche of the Paris Euronext exchange for 10 consecutive trading days chosen from among the twenty preceding the issue's first day of offer.

  - If the issuances are offered on the French market, the Board of Directors may offer the shareholders the possibility of a priority subscription to the shares, warrants or marketable securities issued for a period of time and according to the procedures it shall determine for all or part of the issue.

    This non-negotiable priority right shall be exercised in proportion for the number of shares held by each shareholder.

  - The shares, warrants or marketable securities not subscribed to during this period of time shall be offered in a public offering.

The Shareholders' Meeting gives full powers to the Board of Directors, with authorization to sub-delegate under the conditions fixed by law, to issue shares, warrants or marketable securities under this resolution at the time or times it shall determine and following the procedures that it shall define in accordance with the law, notably:

  - to determine the nature of the marketable securities to be created, their characteristics and their terms and conditions of issue;

  - make any charges against additional paid-in capital;

  - make any allotment of securities through conversion, exchange, redemption or presentation of a warrant;

  - particularly, in the event securities are issued in exchange for securities contributed to the Company under an exchange offer, to define the list of securities tendered in exchange, determine the issuance conditions, the exchange parity and, if need be, the cash adjustment to be paid, and to determine the terms and conditions of issue for either an exchange offer, an alternate buy-out or exchange offer, or a principal public tender or exchange offer alongside a restricted public buy-out or exchange offer;

  - make any modifications to the Company's corporate statutes in respect of the capital stock amount and the number of authorized shares;

  - and, in general, to decide on and perform any formalities, determine the appropriate conditions for successfully carrying out the issuances likely to be offered under this resolution.

The Shareholders' Meeting resolves that this authorization revokes and replaces that given by the Shareholders' Meeting held on September 21, 2000.

  Vivendi Universal

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                                                                     14

FOURTEENTH RESOLUTION - AUTHORIZATION FOR THE BOARD OF DIRECTORS TO PROCEED WITH CAPITAL INCREASES RESERVED FOR THE EMPLOYEES AND RETIRED EMPLOYEES OF THE COMPANY AND COMPANIES IN THE GROUP TAKING PART IN THE GROUP SAVINGS SCHEME

The Shareholders' Meeting, having met the conditions of quorum and majority required for Extraordinary Shareholders' Meetings and having reviewed the Board of Directors' report and the Statutory Auditors' special report, and in accordance with Article L225-138 and L225-129 VII of the French Commercial Code and Article L443-5 of the French Labour Code:

  - authorizes the Board of Directors to increase on one or more occasions the capital stock for a twenty-six month period starting on the date of this Shareholders' Meeting, through the issuance of shares to be fully paid in cash and to reserve subscription for all of the shares to be issued for the Company's employees and those French or foreign companies, linked to it in the sense of Article L233-16 of the French Commercial Code and consolidated by it, who participate in the Company's employee savings scheme or in a voluntary partnership savings scheme;

  - resolves that the total number of shares that may be issued under this resolution shall not exceed 10% of the capital stock on the day of the Board of Directors' decision;

  - resolves that the issue price of the new shares may neither exceed the average for the opening prices over the twenty trading days preceding the day the Board of Directors takes its decision to set the subscription opening date nor be less than this average minus the maximum discount stipulated by law on the day of the Board of Directors' decision;

  - recognizes that these decisions remove the shareholders' preferential subscription rights in favour of those employees for whom the capital increase is reserved;

  - confers full powers on the Board of Directors to determine all the operations' terms and conditions, notably:

  - to determine the terms and conditions for participating in the savings scheme and to establish or modify its regulations;

  - to determine the special conditions which the companies linked in the sense of the aforementioned Article L233-16 must meet;

  - to determine the seniority conditions which the beneficiaries of the new shares resulting from the capital increases in this resolution must meet;

  - to resolve that the subscriptions may be carried out through a mutual fund, a voluntary partnership savings scheme or directly, and grants the employees a period of time to pay for their shares in full;

  - to determine the subscriptions' opening and closing dates and the shares' issue price;

  - to determine the number of new shares to issue;

  - to record the capital increases and to perform any consequent transactions and formalities directly or through an agent, to modify the Company's corporate statutes as a result and, in general, to do everything necessary under the laws and regulations in force.

By law, the Board of Directors may delegate the powers needed to carry out capital increases as well as to postpone them within the limits and procedures it may establish beforehand.

The Shareholders' Meeting resolves that this authorization revokes and replaces that given by the Shareholders' Meeting held on September 21, 2000.

FIFTEENTH RESOLUTION - AUTHORIZATION FOR THE BOARD OF DIRECTORS TO IMPLEMENT AN EMPLOYEE STOCK PURCHASE PLAN (ESPP) FOR THE GROUP'S NORTH AMERICAN EMPLOYEES, WITH AN ANNUAL CEILING OF 1% OF THE CAPITAL STOCK

The Shareholders' Meeting, having met the conditions of quorum and majority required for Extraordinary Shareholders' Meetings and having reviewed the Board of Directors'

                                                               Vivendi Universal

                                                                               -
 15


report and the Statutory Auditors' special report, authorizes the Board of Directors to establish an Employee Stock Purchase Plan, or ESPP, under the provisions of Section 423 of the US Internal Revenue Code of 1986, as amended ("the Code") to benefit Vivendi Universal's North American employees for a 36-month period starting on January 1, 2003.

The Shareholders' Meeting resolves that:

  - the number of shares allotted each year to the stock purchase plan for the period fixed above may not exceed 1% of the number of shares making up the capital stock on the day of their allotment,

  - the shares allotted to the plan shall be accordingly withdrawn from the Company's treasury stock or acquired on the open market,

  - pursuant to section 423 of the Code, the price the beneficiaries pay for the shares shall be fixed based on the lowest prices for the Company's American Depository Shares listed on the New York Stock Exchange on the first or the last trading day of the year less a 15% discount,

  - the Company's American Depository Shares acquired by the beneficiaries, under this authorization, must be registered shares.

The Shareholders' Meeting gives full powers to the Board of Directors to carry out any operations necessary to implement the employee stock purchase plan
(ESPP), comply with any other new legal provisions that may take effect during this authorization period, and whose compliance would not require a special resolution by the Shareholders' Meeting, and to delegate full powers to carry out any actions or formalities.

SIXTEENTH RESOLUTION - AUTHORIZATION FOR THE
BOARD OF DIRECTORS TO GRANT A SHARE SUBSCRIPTION OR
STOCK OPTION SCHEME

The Shareholders' Meeting, having met the conditions of quorum and majority required for Extraordinary Shareholders' Meetings and having reviewed the Board of Directors' report and the Statutory Auditors' special report and in accordance with Articles L225-177 et seq of the French Commercial Code, authorizes the Board of Directors to grant options to subscribe for new shares in the Company issued as part of a capital increase, or options to buy the Company's stock resulting from a buy-out by the Company. The options may be granted on one or more occasions for a twenty-six month period starting today to Vivendi Universal's directors, senior managers, executives, or on an exceptional basis, to non-management employees. The options may not exceed 5% of the capital stock as computed on the day the Board of Directors grants the options.

The price fixed for the subscription or purchase of shares by the beneficiaries shall be determined by the Board of Directors under the conditions and limits fixed by current law.

This authorization automatically entails the shareholders' renunciation of their preferential subscription right to the shares that will be issued as the options are exercised in favour of the beneficiaries in the event subscription options are granted.

The options granted must be exercised within a maximum of ten years starting on the date they were granted.

The shares subscribed for or purchased under this authorization must be registered shares.

The Shareholders' Meeting confers full powers to the Board of Directors on one or more occasions to define the beneficiaries and determine the number of options granted to each of them, fix the options' opening date, order the terms and conditions for allotting, exercising and temporarily suspending the options granted, conducting any necessary transactions, complying with other new legal provisions that may take effect during this authorization period, and whose compliance would not require a special resolution by the Shareholders' Meeting, and to delegate full powers to carry out any actions or formalities.

SEVENTEENTH RESOLUTION - MODIFICATIONS OF THE CORPORATE STATUTES

The Shareholders' Meeting, having met the conditions of quorum and majority required for Extraordinary Sharehol-

  Vivendi Universal

-

                                                                     16

ders' Meetings and having reviewed the Board of Directors' report and the draft of new corporate statutes, resolves to harmonize the Company's corporate statutes with the provisions of the French New Economic Regulations Act of May 15, 2001 and to restate them, approves the new text which will remain annexed to the minutes of this meeting and resolves that the Company's new corporate statutes shall enter into force at the meeting's adjournment.

EIGHTEENTH RESOLUTION - POWERS FOR CARRYING OUT LEGAL FORMALITIES

The Shareholders' Meeting having met the conditions of quorum and majority required for Extraordinary Shareholders' Meetings gives full powers to the bearer of an extract or a copy of the minutes to this Meeting to perform any formalities stipulated by law.

                                                               Vivendi Universal

                                                                               -
 17


                                                                        SCHEDULE

.................................................................................
Harmonization and restatement of the Company's Corporate Statutes in accordance with the French New Economic Regulations Act of May 15, 2001
.................................................................................

----------------------------------------------------------------
            TABLE OF CONTENTS
PART I:     Legal Form - Purpose - Registered Office      page 18
PART II:    Share Capital - Shares                        page 18
PART III:   Board of Directors - General Management and   page 19
            Audit
PART IV:    Shareholders' Meetings                        page 23
PART V:     Financial Statements - Allocation and         page 24
            Distribution of
            Net Income
PART VI:    Extension - Dissolution - Disputes            page 25


  Vivendi Universal

-

                                                                     18

                                     PART I

LEGAL FORM - PURPOSE - REGISTERED OFFICE

ARTICLE 1 - LEGAL FORM - CORPORATE NAME - LEGISLATION - TERM

The Company, which is called Vivendi Universal, is a societe anonyme established under French law and formed in Paris by a deed dated December 11, 1987. It is governed by current and future legislative and regulatory provisions as well as by these Corporate Statutes.

The term of the company shall expire on December 17, 2086, except in the event of its early dissolution or extension to be decided by an Extraordinary Shareholders' Meeting.

ARTICLE 2 - PURPOSE

The Company's purpose is, directly and indirectly, in France and in all countries:

- to engage in the following businesses, for individual, business and public sector customers:

  - any direct or indirect communications activities, and in particular the Internet, multimedia and audiovisual activities, imaging, cinema, music, advertising, press, publishing and telecommunications, and any interactive services and products related to the foregoing;

  - any activities related, directly or indirectly, to the environment, and in particular water, wastewater treatment, energy, transport, waste management and any related products and services, whether or not for collective use;

- the management and acquisition, by way of subscription, purchase, contribution, exchange or through any other means, of shares, bonds and any other securities of companies already existing or to be formed and the right to sell such interests;

- and more generally, any commercial, industrial and financial transactions and any transactions related to movable or immovable property which are directly or indirectly related to the above purpose.

ARTICLE 3 - REGISTERED OFFICE

The registered office is at 42, avenue de Friedland, Paris (8th district).

The registered office may be transferred to any other place in accordance with the legislative and regulatory provisions in force.

                                    PART II

SHARE CAPITAL - SHARES

ARTICLE 4 - SHARE CAPITAL

The share capital is 5,982,345,385.50 euros divided into 1,087,699,161 shares having a nominal value of 5.50 euros, all of the same class and fully paid up.

The share capital may be increased, reduced, amortized or divided by a decision adopted by the competent Shareholders' Meeting.

ARTICLE 5 - SHARES

1. Shares may, at the shareholders' election, be in the form of registered shares or bearer shares, in the absence of legal provisions to the contrary.

2. The Company may at any time, in accordance with the legal and regulatory provisions in force, request the institution responsible for the settlement of share dealings for information relating to shares of the Company which confer a voting right in its Shareholders' Meetings, whether immediately or in the future.

Failure by shareholders or intermediaries to comply with their obligation to provide the information referred to above may lead to the suspension or suppression of dividend and/or voting rights, as permitted by law.

3. Any person, acting alone or in concert, who directly or indirectly holds a fraction of the capital, voting rights or securities subsequently convertible into shares of the Company, which is equal to or in excess of 0.5% or a multiple of this fraction, shall be obliged to notify the Company by registered letter within fifteen days of exceeding any of these thresholds, of the total number of shares, voting rights or

                                                               Vivendi Universal

                                                                               -
 19


securities subsequently convertible into shares, which that person directly or indirectly holds, whether alone or in concert.

Failure to comply with this provision shall be penalised in accordance with the legal provisions, at the request of one or more Shareholders holding at least 0.5% of the Company's share capital, recorded in the minutes of the Shareholders' Meeting.

Any person, acting alone or in concert, shall also be obliged to inform the Company within fifteen days when the percentage of the share capital or voting rights it holds becomes lower than any of the thresholds mentioned in the first sub-paragraph of this paragraph.

ARTICLE 6 - RIGHTS AND OBLIGATIONS ATTACHED TO SHARES

1. Each share carries a right of ownership of the Company's assets and liquidation surplus in proportion to the fraction of the authorised share capital it represents.

2. Whenever it is required to hold a certain number of shares in order to exercise a right, Shareholders who do not own the said number of shares shall be responsible, if necessary, for grouping the shares corresponding to the required quantity.

3. The subscription right attached to shares belongs to the beneficial owner.

4. Ownership of a share implies acceptance of the Company's Corporate Statutes and of decisions taken by Shareholders' Meetings and by the Board of Directors acting on powers delegated by the Shareholders' Meeting.

                                    PART III

BOARD OF DIRECTORS - GENERAL MANAGEMENT AND AUDIT

CHAPTER 1:

BOARD OF DIRECTORS

ARTICLE 7 - COMPOSITION

The Company shall be managed by a Board of Directors, which shall be composed of no less than three and no more than eighteen members, subject to the exception set forth by law in the event of a merger.

ARTICLE 8 - DIRECTORS

1. The maximum term of office of Directors shall be four years subject to the provisions relating to age limits. This term may be renewed.

2. The term of office of a Director shall expire at the conclusion of the Shareholders' Meeting called to approve the accounts for the financial year ended, and which is held during the year in which his term of office expires.

3. At the conclusion of each Annual Shareholders' Meeting, the number of Directors who have reached the age of 70 on the closing date of the financial year the accounts of which are approved by the meeting, shall not be more than one fifth of the number of Directors in office. When this limit is exceeded, the oldest Directors shall be deemed to have resigned at the end of said Shareholders' Meeting.

4. In any event, a Director's term of office shall expire at the end of the Shareholders' Meeting called to approve the accounts for the financial year in which he reaches the age of 75. However, honorary Chairmen appointed by the Board of Directors may continue after that age to attend meetings of the Board of Directors in an advisory capacity.

5. Provisions regarding the age limit shall be applicable to the permanent representatives of legal persons acting as Directors.

6. In the event of a vacancy of one or more directorships because of death or resignation, the Board of Directors may

  Vivendi Universal

-

                                                                     20

make provisional appointments between two Shareholders' Meetings.

7. Each Director must own at least seven hundred and fifty shares during his term of office. These shares are to be held in a registered account.

8. By way of remuneration for their work, Directors shall receive a fixed annual amount of Directors' fees. The amount of these Directors' fees shall be fixed by the Shareholders' Meeting.
The Board shall allocate the amount of these Directors' fees among the Directors, at its discretion. It may allocate a special amount of Directors' fees to Directors who are members of Committees.

It may also grant exceptional remuneration in respect of assignments or powers entrusted to Directors. Such remuneration shall be subject to the legal provisions regarding agreements requiring the prior approval by the Board of Directors.

ARTICLE 9 - DIRECTOR APPOINTED BY THE EMPLOYEES

1. If the percentage of the share capital held by employees and retired employees of the Company and its subsidiaries under the Group Savings Scheme set up by the Company represents more than 3% of the Company's authorised share capital, a Director shall be appointed from among the employees who are members of the Supervisory Board of the Company's mutual funds of which at least 90% of the assets comprise Company shares. The Director representing the employee shareholders shall not be taken into account for the purpose of calculating the maximum number of members of the Board of Directors set out in Article 7.

Upon a proposal from the Chairman of the Board of Directors, an employees' representative may be appointed as a Director by an Ordinary Shareholders' Meeting, provided that his office will end automatically upon the appointment of a Director pursuant to the previous sub-paragraph.

2. If, for any reason whatsoever, a Director appointed by the Shareholders' Meeting under the preceding sub-paragraph 1 ceases to be both an employee of the Company or one of its subsidiaries and, as the case may be, a member of a mutual fund defined above, said Director shall be deemed to have resigned upon the expiration of a term of one month from the date on which he ceased to fulfill either of these criteria.

3. In this case or in case of death or resignation, the Board of Directors may provisionally appoint a Director between two Shareholders' Meetings provided that the new Director fulfils the two criteria set out above.

4. Prior to the Ordinary Shareholders' Meeting called to appoint a Director representing the employee shareholders pursuant to sub-paragraph 1 of paragraph 1 of this Article, said Director shall be nominated in accordance with the following procedure.

- Candidates for this office shall be nominated by the mutual fund's Supervisory Board and shall be selected among the Supervisory Board's members at the request of the Chairman of the Board of Directors.

- The Supervisory Board's decision shall be recorded in minutes indicating the list of candidates and the number of votes cast in favor of each candidate, as well as the number of candidates validly designated by the Supervisory Board, whose number shall be at least equal to twice the number of Directors to be appointed.

- The minutes and the list of candidates referred to above shall be attached to the notice convening the Shareholders' Meeting.

5. Each Director representing the employee shareholders must hold one share through a mutual fund defined in the present Article, or an equivalent number of units of said fund. If, upon the date of his appointment the Director does not hold one share or an equivalent number of units of the fund, or if during his term of office he ceases to hold one share or an equivalent number of units of the fund, the Director shall be deemed to have resigned notwithstanding the fact that he remains an employee of the Company.

                                                               Vivendi Universal

                                                                               -

 21


ARTICLE 10 - MEETINGS - DELIBERATIONS OF THE BOARD

1. The Board of Directors shall meet at the registered office or in any other place indicated in the notice of meeting, as often as the interests of the Company require, upon being convened by its Chairman.

2. It shall also meet when Directors representing at least one third of the Directors or the Chief Executive Officer, request the Chairman to convene a meeting upon a specific agenda, on condition that it has not met for more than two months.

In the event that the Chairman is unable to act, meetings of the Board of Directors may be convened either by at least one third of its members, or, if he is a Director, by the Chief Executive Officer or a Co-Chief Operating Officer.

3. Resolutions of the Board of Directors may be adopted by way of videoconference or other means of communication, subject to the conditions and limitations provided by the regulations in force. Members who take part in meetings by way of videoconference or by any other means of communication permitted by law shall be deemed to be present for the purposes of calculating the quorum and majority.

In order for decisions to be valid, at least half of the members of the Board must take part in the meeting. Decisions shall be taken by a majority of the members participating or represented. In the event of a tie, the Chairman shall have a casting vote.

4. Any Director can grant another Director the power to represent him or to vote in his place in the deliberations of the Board, by way of any written or electronic medium. However, a Director may represent only one other Director.

5. The Chief Executive Officer shall take part in meetings of the Board.

On the initiative of the Chairman of the Board of Directors, members of the Company's management, the Statutory Auditors or other persons from outside the Company who have special expertise in relation to the matters appearing on the agenda, may attend all or part of Board meetings.

6. The Board may appoint a Secretary who is not required to be one of its members.

7. Minutes of the deliberations shall be prepared and copies or excerpts shall be delivered and certified in accordance with the law.

ARTICLE 11 - POWERS AND ORGANIZATION

1. The Board of Directors shall determine the direction in which the Company's business shall develop and shall oversee such development. Subject to the powers expressly attributed to Shareholders' Meetings and subject to the limitations of the Company's purpose, the Board shall consider any matter affecting the successful running of the Company and shall take decisions to regulate the business affecting it.

2. The Board of Directors shall elect a Chairman from among its members, who must be a natural person. The Board of Directors shall fix his remuneration and his term of office, which may not exceed his term of office as a Director.

3. The Chairman shall represent the Board of Directors. He shall organize and direct its operations and shall ensure the smooth functioning of the Company's governing bodies, and that the Directors are in a position to carry out their tasks.

4. Upon a proposal from the Chairman, the Board of Directors may decide to appoint a Vice-Chairman. The Board shall fix his term of office, which shall not exceed his term of office as a Director.

5. In the event of the Chairman's temporary inability to act or his death, the Board of Directors may delegate the office of Chairman to the Vice-Chairman or to a Director.

In the event of a temporary inability to act, this delegation of powers shall be of limited duration. In the event of death, it shall continue until the election of a new Chairman.

6. The Chairman's term of office shall expire no later than at the close of the Shareholders' Meeting called to approve the financial statements for the fiscal year in which he reaches the age of 65. However, the Board may decide that his term of office shall expire no later than at the close of the
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Shareholders' Meeting called to approve the financial statements for the fiscal year in which he reaches the age of 67.

7. The Board may also decide to create Committees responsible for reviewing matters referred to them either by the Board of Directors or by the Chairman.

8. Upon a proposal from the Chairman, the Board of Directors may appoint one or two Inspectors.

Inspectors shall be called to meetings of the Board of Directors, in which they shall participate in an advisory capacity; however, their absence shall not affect the validity of the deliberations. They shall be appointed for a maximum term of four years and their term of office may be renewed or terminated at any time. They may be chosen from among Shareholders or non-Shareholders and may receive remuneration fixed annually by the Board of Directors.

9. The Board may grant, to one of its members, special powers for one or more specific purposes, with or without the right to subdelegate any such special powers in whole or in part.

CHAPTER 2:

GENERAL MANAGEMENT

ARTICLE 12 - GENERAL MANAGEMENT

1. The General Management of the Company shall be the responsibility of either the Chairman of the Board of Directors, who shall then have the title of Chairman and Chief Executive Officer, or a natural person appointed by the Board of Directors and having the title of Chief Executive Officer.

The Board of Directors may make this choice only if at least two thirds of its members are present. In the absence of such a quorum, the Board of Directors must meet again in order to make a decision on the matter.

The decision of the Board of Directors as to the manner in which Shareholders' Management shall be exercised shall be taken by a two-thirds majority of the members present or represented.

Shareholders and third parties shall be informed of this choice in the manner set out in the legal provisions in force.

2. When the General Management of the Company is exercised by the Chairman of the Board of Directors, the following provisions relating to the Chief Executive Officer shall apply to him.

3. The Chief Executive Officer shall be invested with the broadest powers to act in all circumstances on behalf of the Company. He shall exercise these powers subject to the limitations of the Company's purpose and subject to those powers expressly attributed by law to Shareholders' Meetings and to the Board of Directors. He shall represent the Company in its relations with third parties and in legal proceedings.

The Board of Directors shall fix the remuneration and the term of office of the Chief Executive Officer. This term shall not exceed the term of office of the Chairman nor, if applicable, his term of office as Director.

4. On a proposal from the Chief Executive Officer, the Board of Directors may, subject to the legal restrictions, appoint one or more natural persons to assist the Chief Executive Officer, who shall have the title of Co-Chief Operating Officer.

The Board of Directors, in agreement with the Chief Executive Officer, shall determine the scope and the duration of the powers conferred upon the Co-Chief Operating Officers, which shall not, if applicable, exceed that of their term of office as Directors. The Board of Directors shall determine their remuneration. Co-Chief Operating Officers shall have the same powers as regards third parties as the Chief Executive Officer.

The Chief Executive Officer and the Co-Chief Operating Officers shall have the power to delegate their powers in part to as many representatives as they may see fit.

5. The term of office of the Chief Executive Officer and the Co-Chief Operating Officers shall expire no later than at the close of the Shareholders' Meeting called to approve financial statements for the fiscal year in which he [or they] reach the age of 65. However, the Board of Directors may decide
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                                                               Vivendi Universal

                                                                               -
 23


that their term of office shall end at the latest, at the end of the Shareholders' Meeting called to approve the accounts for the fiscal year in which he [or they] reach the age of 67.

CHAPTER 3:

AUDIT OF THE COMPANY

ARTICLE 13 - STATUTORY AUDITORS

1. The Company is audited by Statutory Auditors, who are appointed and carry out their duties in accordance with applicable law.

                                    PART IV

SHAREHOLDERS' MEETINGS

ARTICLE 14 - SHAREHOLDERS' MEETINGS

1. Shareholders' Meetings are convened and deliberate in accordance with applicable law.

2. Shareholders' Meetings shall take place at the registered office or in any other location specified in the notice of convocation. The Board of Directors may decide, upon issuing the notice, to broadcast the Shareholders' Meeting publicly in its entirety by videoconference and/or tele-transmission. If applicable, this decision will be indicated in any notices of the meeting.

3. Two members of the Elected Workers Council appointed by the Elected Workers Council may also take part in Shareholders' Meetings. At their request, they must be heard during any deliberations requiring a unanimous decision of the Shareholders. The Chief Executive Officer or any other person to whom powers have been granted shall inform the Elected Workers Council by any means of the date and place of Shareholders' Meetings called.

4. Regardless of the number of shares a Shareholder owns, he/she shall have the right, upon proving his identity, to take part in Shareholders' Meetings, subject to the following conditions:

  - holders of registered shares must be included in the register maintained by the Company;

  - holders of bearer shares must file a certificate, at the place mentioned in the notice of meeting, of the non-transferability of the shares held in their name until the date of the Shareholders' Meeting, issued by an authorised financial intermediary, and, if applicable, the Company must be supplied with all necessary documents to prove his identity in accordance with applicable law.

These formalities must be completed before 3 p.m. Paris time on the day before the Shareholders' Meeting, unless a shorter period is specified in the notice of convocation or compulsory legal provisions in force shorten such period.

Express revocation of the member's registration or of the certificate of non-transferability may only take place in accordance with the compulsory legal provisions in force.

5. Shareholders' Meetings shall be chaired by the Chairman of the Board of Directors, or, in his absence, by the Vice-Chairman, or in the absence of both of them, by a Director specially appointed for the purpose by the Board of Directors. Failing such appointment, the Shareholders' Meeting itself shall elect its Chairman. The role of Scrutineers is performed by the two members of the meeting who are present and accept such appointment holding the greatest number of votes.

6. The committee shall appoint a Secretary who may or may not be a Shareholder. An attendance register shall be maintained in accordance with the conditions provided by law.

7. Copies or excerpts of the minutes of Shareholders' Meetings shall be validly certified by the Chairman of the Board or by a Co-Chief Operating Officer, or by the Secretary of the Shareholders' Meeting.

ARTICLE 15 - VOTING RIGHTS

1. In all Shareholders' Meetings, the voting rights attached to shares shall belong to the holder of the bare legal title of the shares.

2. Shareholders shall be entitled, under the conditions provided by applicable laws and regulations, to send in their
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                                                                     24

proxy and voting forms for any Shareholders' Meeting by post, whether in paper form or, by resolution of the Board of Directors published in the notice of meeting, by tele-transmission.

The Board of Directors may also decide that shareholders shall be entitled to participate and vote at all Shareholders' Meetings by videoconference and/or tele-transmission, under the conditions provided by applicable regulations. In this case, shareholders participating in the Shareholders' Meeting by videoconference or by other means of telecommunication in the manner provided by the applicable regulations shall be deemed to be present for the purposes of calculating the quorum and majority.

3. Each shareholder shall have a number of votes equal to the number of shares he owns or represents, subject to the specific provisions of paragraph 4 below.

4. The number of voting rights held by each shareholder (and where applicable his proxy(ies)) at Shareholders' Meetings shall be:

(a) equal to the number of voting rights attached to the shares held up to the limit of 2% of the total number of voting rights existing in the Company,

(b) calculated for the remainder, on the basis of the number of voting rights present or represented at the Shareholders' Meeting, through application of the percentage exceeding 2% of said number of voting rights present or represented (and calculated in accordance with the adjustment resulting from this provision).

The calculation to be made during each Shareholders' Meeting is described in the formula set out in the schedule to these Corporate Statutes. For the purposes of this calculation, each percentage shall be calculated to two decimal points and the number of voting rights obtained shall be rounded up to the nearest whole number.

The voting rights held by each shareholder shall be pooled with those assimilated to his voting rights within the meaning of Article L.233-9 of the French Commercial Code. However, no pooling shall be applied to the voting rights attached to the shares in respect of which a proxy has been given in accordance with the provisions of L.225-106, paragraph 7 of the French Commercial Code.

This provision shall not be applicable to any Shareholders' Meeting where a quorum of 60% or more is present.

                                     PART V

FINANCIAL STATEMENTS - ALLOCATION AND DISTRIBUTION OF NET INCOME

ARTICLE 16 - ANNUAL ACCOUNTS

1. The Company's fiscal year shall commence on January 1 and end on December 31.

2. At the end of each fiscal year, the Board of Directors shall prepare the inventory and the annual accounts, in the manner provided by law.

ARTICLE 17 - ALLOCATION AND DISTRIBUTION OF NET INCOME

1. The statement of income shows the revenues and expenses for the financial year, and net income for the year is indicated as the difference, after deducting amortization, depreciation and provisions.

Out of profits for the financial year less, where applicable, losses sustained in earlier years, there shall be deducted no less than 5% in order to create the legal reserve fund. This deduction shall cease to be mandatory when the reserve fund reaches 10% of the share capital. Such deduction shall be resumed when, for any reason, the legal reserve shall have become less than one-tenth of the share capital.

The Shareholders' Meeting may decide that such amounts as the Board of Directors shall see fit, shall be transferred to provident funds or to voluntary, ordinary or extraordinary reserve funds, or to retained earnings, or distributed.

2. The distributable income is comprised of the net income for the fiscal year less losses sustained in earlier years and amounts that must be allocated to reserves in accordance with the law or the Corporate Statutes, and may be increased by retained earnings.
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                                                               Vivendi Universal

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 25


Dividends shall be deducted on a priority basis from net income for the fiscal year.

Except in case of a reduction in capital, no distribution may be made to Shareholders when Shareholders' Equity would become, as a result of such distribution, less than the amount of the capital plus reserves, the distribution of which is not permitted by applicable law or these Corporate Statutes.

Revaluation surpluses may not be distributed but may be capitalized in whole or in part.

The Shareholders' Meeting may decide to distribute amounts deducted from available reserves by indicating expressly the reserve items from which the said amounts shall be deducted.

The terms of payment of dividends shall be determined by the Shareholders' Meeting, or, failing such determination, by the Board of Directors. Dividends must be paid no later than nine months after the end of the fiscal year, unless an extension is granted by court order.

The Annual Shareholders' Meeting may grant each shareholder the right to choose between payment in cash or in shares, in respect of all or part of the interim or final dividend distributed.

Dividends unclaimed for a term of five years after the declaration date shall no longer be payable.

                                    PART VI

EXTENSION - DISSOLUTION - DISPUTES

ARTICLE 18 - EXTENSION - DISSOLUTION - LIQUIDATION

1. No later than one year before the end of the term of the Company, the Board of Directors shall convene an Extraordinary Shareholders' Meeting in order to decide whether the term of the Company is to be extended.

2. Except in the event of judicial dissolution provided by law, the Company shall be dissolved upon the expiry of the term set forth by the Corporate Statutes or by decision of the Shareholders' Meeting.

3. The Shareholders' Meeting shall determine the mode of liquidation and shall appoint one or more liquidators whose powers it shall determine.

ARTICLE 19 - DISPUTES

All disputes which may arise during the term of the Company or during its liquidation, whether between the Shareholders and the Company or between the Shareholders themselves in respect of corporate matters, shall be referred to the competent courts.

                                ---------------

                                    Schedule

APPLICATION OF THE PROVISIONS OF ARTICLE 15 OF THE CORPORATE STATUTES REGARDING THE NUMBER OF VOTING RIGHTS HELD BY EACH SHAREHOLDER AT SHAREHOLDERS' MEETINGS:

Where:

T = the total number of voting rights attached to all shares comprising the share capital

Yn = the total number of voting rights attached to the shares of Shareholders present or represented (n), up to 2% of T per shareholder, and therefore not subject to any limitation

a, b, c = the percentage of the voting rights (by reference to T) held by A, B, C, etc. in excess of 2% for each of them

X = the total number of votes which may be cast at a Shareholders' Meeting taking into account the limitations set forth in the Corporate Statutes.

This rule may be expressed as follows:

      X = Yn + aX + bX + cX

Accordingly, the total number of votes which may be cast during a meeting (X) is equal to:

      X = Yn/(1-a-b-c)

By calculating X it is possible to determine, for each of Shareholders A, B and C, the total number of votes attached to voting rights exceeding 2% (corresponding to percentages a, b, c, etc.). For each of them, it is necessary to add 2% of T, i.e. the votes attached to voting rights not subject to any limitation.
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  Vivendi Universal

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                                                                     26

                 Brief Summary of the Company's and the Group's
                         Financial Position during 2001

I - OPERATIONAL RESULTS - 2001

Vivendi Universal has reached or exceeded all of its operational targets in 2001:

- FOR MEDIA AND COMMUNICATIONS

Revenues: 28.115 billion euros, representing 10%(1) pro forma(2) revenue growth.

EBITDA: 5.036 billion euros, representing 34% pro forma EBITDA growth.

Operating Income of 1.838 billion euros representing 89% pro forma growth.

Operating Free Cash Flow of 2.026 billion euros, ahead of guidance (1.2 to 1.5 billion euros) and up 2 billion euros over 2000.

Synergies for costs alone reached more than 500 million euros cash savings, ahead of guidance, including 293 million euros of EBITDA savings, 114 million euros of CAPEX savings both recognized in 2001 and 173 million euros of treasury savings on a 12 month basis.

- FOR VIVENDI UNIVERSAL

Vivendi Universal's global performances are:

Revenues of 57.360 billion euros, up 10% on a pro forma basis;

Operating income of 3.795 billion euros, up 47% on a pro forma basis.

- DIVIDEND

Given the excellent operational results, a 1 euro per share dividend will be submitted to the Shareholders at the annual meeting.

II - GOODWILL ACCOUNTING

In conjunction with the Company's move to U.S. GAAP, Vivendi Universal will apply the new rule for the amortization of goodwill (under FAS 142 - Goodwill and Other Intangible Assets) in the first quarter of 2002 under U.S. GAAP. In French GAAP, Vivendi Universal has applied a similar concept related to goodwill at December 31, 2001, under its current policy, leading to impairment.

UNDER FRENCH GAAP

- This results in a non-cash, one-time charge of 12.64 billion euros of amortization of goodwill in certain acquired assets, following the decline in the market in the last two years. This charge will be comprised of:

  - 6 billion euros for Canal+,

  - 3.1 billion euros for Music,

  - 1.3 billion euros each for Universal Studios Group and international Telecom properties,

---------------

(1) Excluding Universal Studios Group Filmed Entertainment, in accordance with prior guidance given by the Company.

(2) The pro forma information illustrates the effect of the merger between Vivendi, Seagram and Canal Plus, the acquisitions of Maroc Telecom, Houghton Mifflin and MP3.com and the disposition of certain interests in Sithe and France Loisirs, as if these transactions had occurred at the beginning of 2000. The pro forma information is calculated as a simple sum of the actual results of Vivendi Universal's businesses with the actual results reported by each of the acquired or disposed businesses in each year presented and include no other adjustments. The pro forma results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2000.
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                                                               Vivendi Universal

                                                                               -
 27


  - 0.6 billion euros for Vivendi Environnement and 0.3 billion euros for Internet.

- This approximately 13 billion euro non-cash impact on net income will be coupled with a non-recurring financial or goodwill amortization of approximately 1 billion euros and recurring amortization, resulting in a total charge under French GAAP of 15.7 billion euros, leading to a net, non-cash loss for Vivendi Universal of 13.6 billion euros in 2001.

- This is a non-cash charge that has no impact on value.

- As a consequence, the net results in the future will be improved by much less likely non-recurring amortization and by a 340 million euro-a-year decrease of recurring amortization for Media & Communications businesses.

- Given that the acquisitions impaired were virtually paid in shares not in cash, this non-cash charge does not represent any value destruction. Looking at the market consensus value of the company's respective businesses, and despite the number of shares created, the asset value per share of Vivendi Universal is 5 to 10 euros higher than that of Vivendi on a "stand-alone" basis. (Value of the businesses through market consensus divided by the respective number of shares), not integrating the benefits of synergies.

UNDER U.S. GAAP

- The consequences of rule FAS 142 will be taken in the first quarter of 2002. The methodology of calculation, as defined in FAS 142, may lead to a slightly higher impairment. In any case, differences in book value and minority interest, under US GAAP, will mechanically lead to a higher, non-cash, figure by 2.6 billion euros.

- As a consequence, the net results will, under US GAAP, increase annually by
  1.7 billion euros, representing the elimination of the periodic amortization of goodwill.

III - BALANCE SHEET

- DEBT
  - Debt under French GAAP was 14.6 billion euros for the Media and Communications activities as of December 31, 2001.

  - Under U.S. GAAP, it was 19.1 billion euros at the same time.

  - The Company's 2002 goal is to sustain its current triple B rating of the group - which under U.S. GAAP, would be equal to or less than three times EBITDA, and to reach a 2.5 times EBITDA ratio by the mid-term.

- BALANCE SHEET

  - Vivendi Universal's double financial reporting (French and US GAAP) and full disclosure on those items fully demonstrates the Company's transparency and conservative business practices and, it also addresses concerns in the marketplace today, regarding the existence of hidden risks.

  - The only "SPEs" (Special Purpose Entity) in Vivendi Universal's financials relate to the previously disclosed BSkyB share sale pursuant to which Vivendi Universal retained both the upside and downside on the shares sold but deconsolidated the shares and related debt for U.S. GAAP purposes, and that of two old real estate transactions which have been 100% provisioned and consolidated under U.S. GAAP. Thus the Company has cut the number of SPEs to a handful from a total of approximately 150 in 1995.

  - There are no CVRs (Contingent Value Right) of any kind or size within Vivendi Universal's portfolio of assets, except the one inherited from Seagram's acquisition of the music publishing company called Rondor. The potential impact of this CVR was taken into account in the acquisition price of Seagram.
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  Vivendi Universal

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                                                                     28

  - There are no off-balance-sheet loans that have not been disclosed or any such items that would create accounting benefits. The only financing instrument of that kind had been "Galaxy," which was earmarked for film financing. That was dismantled after the Seagram acquisition, because it was determined that there was no reason to pay "overspreads" for accounting benefits.

IV - FULL-YEAR 2001 BUSINESS UNIT HIGHLIGHTS

- MUSIC posts pro forma EBITDA of 1.2 billion euros, flat versus 2000, and pro forma revenues of 6.6 billion euros in a weak global market.

- TV & FILM, including Universal Studios Group and CANAL+ Group & Other, records 59% pro forma EBITDA growth to 1.2 billion euros and 8% pro forma revenue growth to 9.5 billion euros on strong theatrical releases and DVD/home video sales.

- PUBLISHING achieves 7% pro forma EBITDA growth to 827 million euros and 5% pro forma revenue growth to 4.7 billion euros on strength in world-wide publishing Education at 544 million euros representing a 16% growth, of which Houghton Mifflin at 303 million euros representing a 15% growth. Games at 109 million euros representing a 26% growth.

- TELECOMS reports pro forma EBITDA growth of 49% to 2.5 billion euros and 24% pro forma revenue growth to 8 billion euros, with market share gains achieved in both gross and net new customer additions.

- INTERNET pro forma revenues improve 36%, while holding EBITDA losses essentially flat.

- ENVIRONMENTAL SERVICES reports revenue growth of 11% to 29.1 billion euros and operating income growth of 24% to 2.0 billion euros.

OPERATING UNIT PERFORMANCE

Unless otherwise noted, the financial information included in the following discussion reflects pro forma (comparable) results.

MUSIC

Universal Music Group (UMG) reported stable pro forma revenues of 6.6 billion euros and pro forma EBITDA of 1.2 billion euros in 2001, representing the best financial results in the music industry. The music industry environment was very difficult in 2001, with growth in ANZA (Australia/New Zealand/Africa), France and the UK, more than offset by industry weakness in Latin America and Asia.

UMG increased its worldwide market share in 2001 and remains number 1, accounting for nearly 1 out of every 4 albums sold in the world. Best selling albums of the year included those by Shaggy, Enrique Iglesias, Nelly Furtado, Limp Bizkit and Andrea Bocelli, and the soundtracks of O Brother Where Art Thou and Moulin Rouge. In a climate that saw fewer albums reach the 5 million unit mark than the year before, UMG's Top 10 selling albums sold 35% fewer units than the Top 10 the year before. Nevertheless, overall unit sales declined by only 1% reflecting the strength of UMG's catalog and local repertoire. Gabrielle, S Club 7 and Hear 'Say from the U.K., Rammstein and No Angels from Germany, L5 from France and Masaharu Fukuyama from Japan all sold in excess of 1 million units.

The UMG family of labels recently won 32 Grammy Awards, including Record of the Year (U2's "Walk On") and Album of the Year ("O Brother, Where Art Thou?" soundtrack).

UMG's release schedule for 2002 includes albums from Shania Twain, U2, Bon Jovi, Limp Bizkit, Nelly, Eminem, Sting, Shaggy and Dr. Dre.

Vivendi Universal expects UMG's releases and financial results for 2002 to be more heavily weighted toward the second half of the year than was the case for 2001.

                                                               Vivendi Universal

                                                                               -

 29


TV & FILM

Vivendi Universal's TV & Film business, including Universal Studios Group and CANAL+ Group & Other, reported excellent results again in 2001, achieving 59% pro forma EBITDA growth to 1.2 billion euros on 8% pro forma revenue growth to
9.5 billion euros.

In the U.S., Universal finished the year with $955 million in box office receipts, placing it second among all studios with 11.75% of the domestic market share. Internationally, Universal was the first studio of the year to exceed $1 billion at the box office, finishing the year with $1.06 billion, ranking second among all studios with 16.3% of the international market share.

UNIVERSAL PICTURES has received a total of ten Academy Award(R) nominations, including eight for A Beautiful Mind, opening in the US on the January 4, 2002 and one each for Mulholland Drive, a co-production with Films Alain Sarde/ StudioCanal, and Bridget Jones's Diary. There are a total of eight Academy Award(R) nominations for USA Films, with the film The Man Who Wasn't There earning one and Gosford Park earning seven.

In 2001, UNIVERSAL STUDIOS HOME VIDEO (USHV) had the largest fourth quarter in the history of the video business, generating a record-setting $1 billion in revenue on just five of its new releases: The Mummy Returns, Shrek, Dr. Seuss' How The Grinch Stole Christmas, The Land Before Time: The Big Freeze and Jurassic Park III. The five titles sold more than 60 million units, including more than 20 million units solely on DVD.

Despite weakness since September 11th, Universal Studios Group's recreation business reported 7% pro forma revenue growth and 11% pro forma EBITDA growth during 2001. Universal Studios Japan, which had a record-breaking opening in March 2001, ended the year with 9 million visitors, well ahead of expectations.

In December 2001, Vivendi Universal announced the acquisition of the entertainment assets of USA Networks for $10.3 billion and the investment of $1.5 billion in EchoStar Communications Corporation in order to bolster its television production and U.S. distribution capabilities. The new entity, to be called VIVENDI UNIVERSAL ENTERTAINMENT (VUE) combines Universal Studios Group with USA Networks' (USAI) entertainment assets.

AT CANAL+ GROUP & OTHER, revenues increased 13% to 4.6 billion euros, and EBITDA grew 8% to 571 million euros. These improved results are primarily due to the strong performance of StudioCanal, CanalSatellite and the continued development of digital television distribution platforms. During the year, the total number of individual digital subscribers increased by 18% to 6.1 million subscribers. The total number of subscriptions increased 4% to 15.9 million.

New free-to-air shows, including Burger Quiz, En Aparte and + Clair, introduced at the start of the 2002 TV season on the group's flagship CANAL+ premium channel in France, helped boost audience (+30% to +40%) compared with last year.

Canal+ Group restructured its pay-TV activities in 2001 to create the conditions for commercially-viable digital television distribution platforms in Europe and to improve the competitive position of its channels. In Poland, as a result of an agreement concluded in August with UPC, the merger of the country's two digital platforms resulted in a stronger and more attractive offer. In Italy, pending approval by the local regulatory authorities, Vivendi Universal and Canal+ Group agreed with News Corporation to acquire the competing platform, Stream, in February 2002.

With a portfolio of over 50 different premium and theme channels in Europe, CANAL+ Group is Europe's largest pay-TV operator with strong and popular brands throughout Europe.

In content production and distribution, performance at StudioCanal was driven by a series of successful film productions and by increased video and DVD sales. Brotherhood of the Wolf, one of France's box-office hits in 2001, opening distribution in the U.S. in January 2002 became, 4 weeks later, the second largest grossing French language film released in North America over the past two decades. Other successful films include The Others, a Spanish co-production, and Belphegor.
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  Vivendi Universal

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                                                                     30

PUBLISHING

Vivendi Universal's Publishing business reported 7% pro forma EBITDA growth to 827 million euros and 5% pro forma revenue growth to 4.7 billion euros in 2001. Excluding Vivendi Universal Publishing's businesses that will be divested, as part of the anticipated sale of the business-to-business and health divisions, pro forma EBITDA growth was 16% and pro forma revenue growth was 8% in 2001. The largest contributors to Publishing's improved results in 2001 were Education world-wide, of which Houghton Mifflin, and Games.

Education, including Houghton Mifflin, reported EBITDA growth of 18%. Outside the U.S., Education had a particularly strong year, driven by a very successful back-to-school season in France and Spain, a record year in Brazil. Kids Edutainment Software world-wide (Kids Interactive), posted 20% in growth. Literature and Reference have shown a very good year, too.

Houghton Mifflin's EBITDA grew by 15%. Its strength was driven by the following sectors: High-School publishing (27% growth) and College publishing (8% growth). In addition, the Trade (Literature) division showed over 25% growth due to the Tolkien books. Houghton Mifflin is one of the two publishers selected by California to market its reading programs in all of the state's primary schools.

Games reported strong EBITDA growth of 26%, along with solid revenue growth, driven by new releases (Arcanum, Throne of Darkness, Empire Earth, Diablo 2 expansion pack) and cost discipline. Today, Vivendi Universal is a close #2 world-wide creator of games for the PC market.

TELECOMS

Vivendi Universal's Telecoms business reported pro forma EBITDA growth of 49% to
2.5 billion euros and pro forma revenue growth of 24% to 8 billion euros in 2001. Excluding the results of the acquired Maroc Telecom, which was consolidated for the first time in the second quarter, EBITDA growth was 56% and revenue growth was 26%.

SFR achieved EBITDA growth of 50% and revenue growth of more than 20%, attributable to 24% customer growth coupled with market share gains in gross and net new customer additions and an increase in both Postpaid and Prepaid ARPU of 1% and 4%, respectively. New services, such as SMS, also contributed to the improved results in 2001. In 2001, the volume of SMS sent by SFR customers more than doubled to almost 1 billion. At year end, SFR had 12.6 million customers, including its subsidiary in La Reunion, a French overseas department, (34% market share), up 2.5 million from one year ago. SFR successfully renegotiated the license fee for the 3G UMTS award down from 4.95 billion euros to 619 million euros during the year plus a 1% annual fee based on UMTS-generated revenues.

Cegetel's fixed line business grew revenue by about 61% in 2001 and narrowed its EBITDA losses during the year. At year end, Cegetel had 2.9 million fixed lines (including 45% of pre-selected lines which is the largest pre-selected base in France), up 500,000 from one year ago. Total voice volume in millions of minutes increased by 56% year-on-year.

Cegetel Group's consolidated U.S. GAAP net debt fell by 1 billion euros to 1.8 billion euros at year-end 2001 (after payment of the UMTS license fee).

Maroc Telecom reported pro forma EBITDA gains of 33% on pro forma revenue growth of 14% in 2001.

INTERNET

Vivendi Universal's Internet Group (Vivendi Universal Net) improved revenue by 36% in 2001, while holding losses flat; achieving excellent profitability considering that VUNet started up 6 new Internet sites in 2001 alone. In a poor macro-economic environment affecting online and all advertising markets, VUNet achieved tight control over its cost base through significant restructuring efforts.

The consolidation of all US Internet properties under VUNet USA led to restructuring of the online music, games and education units. Flipside and Education.com US reported strong EBITDA improvement, offset by start-up losses of GetMusic. MP3.com reported strong EBITDA growth resulting primarily from a reduced cost base.

In Europe, the @viso joint venture and participations were closed and Ad2One is to cease its activities. The business

                                                               Vivendi Universal

                                                                               -
 31


models of several properties were repositioned and subject to headcount reductions: CanalNumedia, Scoot France and Benelux, eBrands, as well as Flipside Europe, following the acquisition of Uproar.

Vizzavi consolidated its position in the European mobile portal market with 6.5 million registered customers in eight countries at year end 2001. Improved business model with higher revenue sharing between Vizzavi and mobile operators, and focus on Vodafone and Vivendi Universal's mobile customers, combined with a cost reduction program (including the over 100 headcount reduction announced) across Europe should positively impact results for 2002 onwards.

Overall, the Group focuses on building Internet activities with solid business models close to its core businesses: entertainment (music, games, movies) and education. Specific emphasis is given to non PC-centric, multi-access consumer offerings.

BUSINESS COST SYNERGIES

Vivendi Universal continues to aggressively integrate its business units and is on track to achieving its synergy targets.

COST-SAVINGS SYNERGIES

Over all in 2001 Vivendi Universal achieved more than 500 millions euros in cost reductions and cash savings, well ahead of guidance. Out of which 293 million euros in EBITDA cost synergies, exceeding its full year target of 200 million euros. The Company also generated 114 million euros in CAPEX savings. Thus, overall savings (EBITDA + CAPEX) for 2001 reach 407 million euros. Below EBITDA cost savings reach 173 million euros finance treasury including Seagram debt financing savings and tax group restructuring.

A number of increasingly effective transversal teams are now in place, involving operational managers throughout the business units as well as small central teams (e.g., in Logistics & Manufacturing, Purchasing, IT and Real Estate). This infrastructure offers the promise of additional benefits in the months ahead.

Most notable projects in 2001 came from functional overheads (136 million euros reduction in 2001), IT expenses (52 million euros reduction) and purchasing (34 million euros). In 2001, important cost savings were made over real estate rationalization and the sale of assets such as aircrafts.

REVENUE-GENERATING SYNERGIES

Intellectual Property Rights: The Company has instituted an internal policy through 2002, whereby all Vivendi Universal business units are incentivized to utilize intellectual property resources that are available within the Company instead of using third parties. This policy is meant to leverage Vivendi Universal's content across all of the Company's businesses. Vivendi Universal's business units have the right of first and last refusal to exploit any intellectual property created by another Vivendi Universal business unit.

Vivendi Universal is currently working on multiple revenue-generating synergy projects, focused primarily in three main areas: cross-content combination; cross-marketing activities; and optimization of distribution networks.

- CROSS-CONTENT COMBINATION: Vivendi Universal's business units are leveraging their content and existing franchises to develop new products on other businesses or to develop mixed products combining different assets across the Company's businesses. Examples include:

  GAMES: Universal Interactive (UI) is developing PC or console games based on USG properties. It has changed the business model from producer to publisher to publish and sell worldwide USG properties that before were sold through third parties. UI has developed in 2001 a PC and game boy based on Universal's movie The Mummy Returns. In the next 18 months, UI is also expected to launch games based on Jurassic Park, The Fast and the Furious, The Scorpion King (prequel to The Mummy Returns), The Thing, and The Hulk.

  SOUNDTRACKS: Universal Studios Group is focused on using Universal Music artists for original motion picture soundtracks. UMG also compiles and distributes motion picture soundtracks of Universal films through UMG

  Vivendi Universal

-

                                                                     32

  affiliated labels. The number of soundtracks has increased significantly since the creation of Vivendi Universal in December 2000.

  U.S. soundtracks in 2002 for upcoming films include How High (Island/Def Jam), ET (new re-mastered soundtrack and super audio CD), The Scorpion King, The Bourne Identity and 8Mile. A key example of synergies: At the time that USG's 8Mile movie, starring Interscope artist Eminem, opens, UMG will release a new Eminem album, singles and a movie soundtrack.

  EDUCATION: Vivendi Universal Publishing (VUP) will introduce educational products that teach English as a Foreign Language using Universal properties.

  Knowledge Adventure is also leveraging USG's top priorities by creating edutainment PC products for kids. In 2001, it created educational PC products for children based on Jurassic Park. In 2002, Knowledge Adventure is going to release SuperStar Rivals, an entertainment "role-playing" game involving Universal Music rock-stars that will give users the ability to create a music video with music from today's hottest Universal music artists: A-Teens, S Club 7, Smash Mouth, ATC and many more.

  UNIVERSAL MUSIC MOBILE: A new mobile brand, "Universal Music Mobile" (UMM) was introduced for young users in the French market associating mobile telephony and entertainment services. UMM is a low-cost direct marketing platform for Cegetel and Universal Music Group with access to customer bases, such as Canal+, CanalSatellite, L'Express and SFR. After operating for a full quarter, Universal Music Mobile proved its success and reached its expected target of 200,000 kits sold in France end of December 2001.

- CROSS-MARKETING ACTIVITIES: Vivendi Universal is increasing its cross-marketing activities across its businesses, using media and customer databases.

  CROSS PROMOTION OF CONTENT BUSINESSES: The Company utilizes its access and content platforms to promote releases of Universal's music, books, games and films.

  The most significant example is the cross marketing European effort developed around the release of ET - the end of March in the U.S. and the beginning of April in Europe.

  SFR, Nathan, Anaya, Universal Pictures International Video, Canal+ Group, Universal Music Group, Vivendi Universal Net, Vizzavi, Universal Pictures Franchise Development will participate to ET's European cross marketing development.

- OPTIMIZATION OF DISTRIBUTION NETWORKS: Vivendi Universal is better leveraging its distribution networks, either as an opportunity to increase its revenues and to minimize its distribution costs with a broader distribution of its content, or to keep the margins inside the Company rather than allocated them to third parties. This approach will be further leveraged in 2002 with Vivendi Universal Entertainment's TV network.

  Given Vivendi Universal's video, games and music products, the Company is also in a better position to negotiate revenue-sharing deals with the retailers.

  VIDEO DISTRIBUTION: StudioCanal will utilize Universal Distribution (UPI) for VHS and DVD distribution in countries outside of the U.S. Following are the first distribution deals: France (current), Italy (library), UK (library), Benelux (library), Spain and Portugal (library & current); Australia (library), Brazil and Mexico (library).

  THEATRICAL DISTRIBUTION: StudioCanal will likely use Universal International Pictures (UIP) in markets where it does not have operations and will consider using Universal Pictures Distribution for the U.S. market (e.g. StudioCanal released Brotherhood of the Wolf in the U.S. in January via Universal Pictures Distribution).

  TV DISTRIBUTION: StudioCanal and Universal Studios will merge their TV sales team to generate incremental revenue on TV distribution.

  CANAL+ TECHNOLOGIES U.S. DEPLOYMENT: Universal (USG and UMG) is helping Canal+ Technologies penetrate the U.S. market. As a first example, Canal+ Technologies entered into a contract with WINfirst - a U.S. cable operator - in 2001. Other contracts are currently under negotiation for 2002.

                                                               Vivendi Universal

                                                                               -
 33


V - 2002 TARGETS

- After having been the only large media company not to modify any of its guidance for the year 2001, Vivendi Universal reiterates its confidence in the strength of its businesses and their performance and their ability to grow. For 2002, no other new guidance will be expressed, apart from the Company's full confidence to reach for its Media and Communications businesses:

  - Around 10% organic growth for all Media and Communications businesses in Vivendi Universal as of January 1, 2002.

  - EBITDA of close to 6 billion euros (pre-USA Networks and pre-Stream) representing a 20% improvement on 2001 guidance and a 16% improvement on effective pro forma reached in 2001.

  - Operations and managerial priorities for 2002 are mainly:

    - Focus on organic growth to achieve higher growth than industry in both a slow and recovery environments.

    - Focus on new revenue streams - (both cross content and content to distribution) for which 2002 will be year one of many initiatives. They are all leveraging our ability to sell "way of life" to young people, not only products.

    - Focus on cash management - both through traditional management (through receivables, working capital return) and by addressing, on a two-year period basis, two cash-flow drains on the company: Canal+ and the Internet operations.

    - Focus on the integration of Vivendi Universal Entertainment (VUE). Thanks to the integration of TV & Films assets in one single entity and thanks to alliances like EchoStar, VUE has now the means to define a path of strong internal growth for the coming years. VUE will report separately from Canal+.

    - Focus on the digital migration of Canal+ subscribers, and integration of the Canal+ position in Italy and Poland in order to optimize cash-flow recovery.

    - Focus on major criteria for each of the other businesses involved in content creation:

      - Music: except for an expected weak first quarter, the quality of the 2002 slate of releases is expected to result in an increase in market share, and for EBITDA to grow faster than revenue;

      - Games: pursue the break-through on consoles and create growth of more than 20%;

      - Education/Trade in Publishing:  confirm the excellent results of 2001;

    As in distribution, focus on:

      - Telecom: Pursue the growth trend with high margin results successfully achieved in 2001;

      - Internet: Maintain the focus on the on-line sale of the Company's key products, and keep on developing on a multi-access approach at the lowest possible cost of capital.

    - Keep management sharply focused - by bonus schemes well balanced between operational cash flow, EBITDA and synergy targets. In parallel, keep and develop strong stock-option incentive plans.

  Vivendi Universal

-

                                                                     34

                      Earnings Summary (French GAAP Basis)

--------------------------------------------------------------------------------------------
                                                                      Twelve Months Ended
                                                                         December 31,
(In millions of euros)                                               2001           2000(1)
--------------------------------------------------------------------------------------------
 Revenues                                                          E  57,360       E  41,580
.............................................................................................
 Operating income                                                  E   3,795       E   1,823
 Financial expenses, net                                              (1,928)           (762)
.............................................................................................
 Income before exceptional items, income taxes, goodwill
   amortization, equity interest and minority interest                 1,867           1,061
 Exceptional items, net                                                2,365           3,812
 Income tax expense                                                   (1,579)         (1,009)
.............................................................................................
 Income before goodwill amortization, equity interest and
   minority interest                                                   2,653           3,864
 Equity in losses of unconsolidated companies                           (453)           (306)
 Goodwill amortization                                               (15,203)           (634)
.............................................................................................
 Income (loss) before minority interest                              (13,003)          2,924
 Minority interest                                                      (594)           (625)
.............................................................................................
 Net income (loss) -- French GAAP                                  E (13,597)      E   2,299
.............................................................................................

                   Reconciliation of Net Income to U.S. GAAP

--------------------------------------------------------------------------------------------
                                                                      Twelve Months Ended
                                                                         December 31,
(In millions of euros)                                               2001            2000
--------------------------------------------------------------------------------------------
 Net income (loss) - French GAAP                                   E (13,597)      E   2,299
 Adjustments to conform to U.S. GAAP:
  Business combinations and goodwill                                  13,067            (263)
  Intangible assets                                                      (62)           (106)
  Financial instruments                                                  316             105
  Employee benefit plans                                                 (33)           (108)
  Impairment                                                              (1)            (23)
  Other                                                                 (290)            (46)
  Tax effect on adjustments                                             (535)             50
.............................................................................................
  Net income (loss) - U.S. GAAP(2)                                 E  (1,135)      E   1,908
.............................................................................................

(1) Restated to reflect Changes in Accounting Principles and Financial Statement Presentation adopted in 2001.

(2) Under U.S. GAAP, net income includes a E0.8 billion gain on the sale of BSkyB to a Qualifying Special Purpose Entities, the proceeds of which served to reduce debt by approximately E4 billion. Additionally, net income includes a E0.4 billion gain from the sale of AOL Europe to a financial institution, the proceeds of which also reduced debt by approximately a E0.7 billion. This transaction is viewed as a sale under both U.S. and French GAAP.

                                                               Vivendi Universal

                                                                               -

 35


BUSINESS SEGMENT RESULTS

----------------------------------------------------------------------------------------------------------------------
                                                                          Year Ended December 31,
                                                                       Actual               Pro Forma(2)          %
(In millions of euros)                                            2001      2000(1)       2001        2000      Change
----------------------------------------------------------------------------------------------------------------------
 Revenues
   Music                                                        E  6,560    E    495    E  6,560    E  6,611       -1%
   Publishing                                                      4,286       3,540       4,722       4,497        5%
   Universal Studios Group                                         4,938         194       4,938       4,741        4%
   Canal+ Group & Other                                            4,563       4,054       4,563       4,054       13%
   Telecoms                                                        7,639       5,270       7,977       6,458       24%
   Internet                                                          129          48         184         135       36%
.......................................................................................................................
   Media & Communications                                         28,115      13,601      28,944      26,496        9%
   Environmental Services                                         29,094      26,294      29,094      26,294       11%
   Non-core businesses                                               151       1,685         151         261      -42%
.......................................................................................................................
 TOTAL VIVENDI UNIVERSAL                                        E 57,360    E 41,580    E 58,189    E 53,051       10%
.......................................................................................................................
 Reconciliation of Media & Communications
 EBITDA(3) to Operating Income
   Music                                                        E  1,158    E     94    E  1,158    E  1,157        0%
   Publishing                                                        817         493         827         770        7%
   Universal Studios Group                                           653          (4)        653         241      171%
   Canal+ Group & Other                                              571         530         571         530        8%
   Telecoms                                                        2,307       1,131       2,450       1,642       49%
   Internet                                                         (209)       (183)       (210)       (207)      -1%
.......................................................................................................................
                                                                   5,297       2,061       5,449       4,133       32%
   Holding & Corporate                                              (261)       (137)       (261)       (250)      -4%
.......................................................................................................................
 Media & Communications EBITDA                                     5,036       1,924       5,188       3,883       34%
 Less: Depreciation & amortization                                 2,605       1,329       2,682       2,210       21%
   Film amortization at Canal+ Group                                 223         142         223         142       57%
   Book plate amortization at VUP                                     49          36          78          95      -18%
   Other one-time items(4)                                           192         456         192         440      -56%
   Restructuring charges                                             129           -         129           -        NA
.......................................................................................................................
 Media & Communications Operating Income                        E  1,838    E    (39)   E  1,884    E    996       89%
.......................................................................................................................
 Operating Income
   Music                                                        E    719    E     86    E    719    E    726       -1%
   Publishing                                                        479         172         448         388       15%
   Universal Studios Group                                           300         (13)        300           7        NA
   Canal+ Group & Other                                             (374)       (341)       (374)       (341)     -10%
   Telecoms                                                        1,330         464       1,418         776       83%
   Internet                                                         (290)       (195)       (301)       (238)     -26%
.......................................................................................................................
                                                                   2,164         173       2,210       1,318       68%
   Holding & Corporate                                              (326)       (212)       (326)       (322)      -1%
.......................................................................................................................
   Media & Communications                                          1,838         (39)      1,884         996       89%
   Environmental Services                                          1,964       1,589       1,964       1,589       24%
   Non-core businesses                                                (7)        273          (7)         21     -133%
.......................................................................................................................
 TOTAL VIVENDI UNIVERSAL                                        E  3,795    E  1,823    E  3,841    E  2,606       47%
.......................................................................................................................

(1) Restated to reflect Changes in Accounting Principles and Financial Statement Presentation adopted in 2001.

(2) The pro forma information illustrates the effect of the merger between Vivendi, Seagram and Canal Plus, the acquisitions of Maroc Telecom, Houghton Mifflin and MP3.com and the disposition of certain interests in Sithe and France Loisirs, as if these transactions had occurred at the beginning of 2000. The pro forma information is calculated as a simple sum of the actual results of Vivendi Universal's businesses with the actual results reported by each of the acquired or disposed businesses in each year presented and include no other adjustments. The pro forma results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2000.

(3) As defined by Vivendi Universal, EBITDA consists of operating income before depreciation, amortization (including film amortization at Canal+ Group and book plate amortization at VUP), restructuring charges and other one-time items (principally reorganization costs at Canal+ Group), and does not reflect adjustment for any minority interests in fully consolidated subsidiaries. EBITDA is presented and discussed because Vivendi Universal management considers it an important indicator of the operational strength and performance of its Media and Communications businesses, including the ability to provide cash flows to service debt and fund capital expenditures. However, it should be noted that EBITDA is not a substitute for operating income, net income, cash flows and other measures of financial performance and Vivendi Universal EBITDA may not be strictly comparable to similarly titled measures widely used in the United States or reported by other companies.

(4) Other one-time items primarily related to reorganization costs at Canal+ Group.

  Vivendi Universal

-

                                                                     36

ABOUT VIVENDI UNIVERSAL

MEDIA AND COMMUNICATIONS AND ENVIRONMENTAL SERVICES: The media and communications business is divided into five business segments: Music, Publishing, TV and Film, Telecoms and Internet. THE MUSIC business is conducted through Universal Music Group, the world's leading music company, which develops, acquires, manufactures, markets and distributes recorded music through wholly owned operations or licensees in 63 countries around the world. Universal Music Group's other businesses also include one of the world's largest music publishing companies, which involves the acquisition of rights to, and licensing of, musical compositions. THE PUBLISHING business is a worldwide content leader in its core markets: publishing, including education, reference and literature, games, and consumer press. It provides content across multiple platforms, including print, multimedia, on the wired Internet and to PDAs (Personal Digital Assistants) via WAP (Wireless Application Protocol) technology. THE TV & FILM business produces and distributes motion picture, television and home video/DVD products worldwide, operates and has ownership interests in a number of cable and pay-TV channels, engages in the licensing of merchandising and film property rights and operates theme parks and retail stores around the world. THE TELECOMS business provides a broad range of telecommunications services, including mobile and fixed telephony, Internet access and data services and transmission, principally in Europe. THE INTERNET business manages the strategic Internet initiatives and new online ventures for Vivendi Universal. Utilizing advanced digital distribution technology, the Internet business develops e-commerce, e-services and thematic portals that offer access to the Internet via a variety of devices, including mobile phones, PDAs, interactive TV and computers. VIVENDI ENVIRONNEMENT is a 63-percent owned subsidiary of Vivendi Universal, which operates the environmental services business, with operations around the globe.

FORWARD LOOKING STATEMENTS - IMPORTANT DISCLAIMER:

This Brochure contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that recently acquired operations will not be integrated successfully; that the synergies expected to be created as a result of recent acquisitions will not materialize; that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; that Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; and that Vivendi Universal will be unable to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Commission des Operations de Bourse. Investors and security holders are urged to read those documents at the Commission's web site at www.sec.gov and www.cob.fr. Those documents may also be obtained free of charge from Vivendi Universal.

                                                               Vivendi Universal

                                                                               -
 37


.................................................................................
                          Five-year Financial Summary
.................................................................................
In 2000, Sofiee, a wholly-owned subsidiary of Vivendi, absorbed its parent company and SIG 40 (a subsidiary and recipient of capital contributions from Canal+), and merged with the Canadian corporation, Seagram, to become Vivendi Universal.

--------------------------------------------------------------------------------------------------------------------------------
(thousands of euros)                                   2001             2000             1999           1998           1997
--------------------------------------------------------------------------------------------------------------------------------
SHARE CAPITAL AT YEAR-END
Share capital(1)                                  5,972,051 (a)       5,944,446          255,908        255,908             38
No. of shares issued                          1,085,827,519 (a)   1,080,808,443 (f)      16,786,500     16,786,500          2,500
Potential no. of shares to be authorized:
 By exercise of subscription warrants
 By conversion of bonds issued in                         -        8,085,300 (g)               -              -              -
  January 1999                                   18,356,131 (b)      18,356,186                -              -              -
 By conversion of Vivendi Environnement
   bonds issued in April 1999                    16,243,941 (c)      16,243,969                -              -              -
 In redemption of bonds redeemable for
   shares of Vivendi Universal issued in
   December 2000                                 47,050,365 (d)      82,051,273                -              -              -
 By exercise of subscription warrants             2,088,037        2,804,857                -              -              -
.................................................................................................................................
NET INCOME FOR THE YEAR
Pre-tax revenue                                     221,349          360,658                -              -              -
Net income before taxes, amortization,
 depreciation and allowances                      2,818,657        1,872,963           28,729             -4             -2
Income tax expense(2)                              -205,572         -198,416                -              -              1
Net income after taxes, amortization,
 depreciation and allowances                        -55,642        1,620,073           30,654         -7,451             -3
Dividends paid                                    1,087,699 (e)       1,105,656 (h)              -              -              -
.................................................................................................................................
EARNINGS PER SHARE (euros)
Net income after taxes, before
 amortization, depreciation and allowances             2.79 (e)            1.92  (h)           1.71              -          -1.28
Net income after taxes, amortization,
 depreciation and allowances                          -0.05 (e)             1.50 (h)           1.83          -0.44          -1.28
Dividend per share                                     1.00 (e)             1.00 (h)
.................................................................................................................................
TOTAL PERSONNEL EMPLOYED
Average headcount for the year                          413            1,278                -              -              -
Payroll costs                                        65,218           73,390                -              -              -
Cost of employee benefits (social
 security, employer contribution to
 welfare, etc.)                                      25,807           29,756                -              -              -
.................................................................................................................................

(1) In 2000 the share capital was converted into euros, and the par value was increased to E16, then reduced to E5.5.
(2) The figure is negative due to tax savings from the tax consolidation group headed by Vivendi Universal.

(a) A capital increase mainly from the issuance of 35,000,908 shares to cover the bonds redeemable for Vivendi Universal stock (held by the former Seagram shareholders that did not elect for an immediate exchange), 7,993,939 shares in connection with the exercise of subscription warrants matured on May 2, 2001 and 1,611,264 shares reserved for Group Savings Plans, and from the cancellation of 40,123,540 shares of treasury stock.
(b) On January 26, 1999, Vivendi issued 6,028,363 bonds (1.25% - 2004) at par
(E282), convertible into Vivendi Universal stock at the rate of 3.047 shares per bond. As of December 31, 2001, 6,024,329 warrants were outstanding.
(c) On April 26, 1999, Vivendi Environnement issued 10,516,606 bonds (1.5% -
2005) at a unit price of E271 (E17 redemption premium), convertible into Vivendi Universal stock at the rate of 3.047 shares per Vivendi Environnement bond. Under the terms of the issue, 5,183,704 bonds were converted into Vivendi Environnement stock at the time of the Vivendi Environnement IPO. On 31 December 2001, 5,331,126 bonds were outstanding.
(d) In 2000, 36,391,224 shares of treasury stock were stripped as part of the alliance with Seagram. At December 31, 2001, 19,612,184 of these shares were still disclosed as "other long-term investments". When the bare-owners will ask for the redemption of their equity notes for Vivendi Universal stock, the stripping will be reversed and the shares cancelled. Given the future cancellations, the potential number of shares to be authorized, to cover the convertible bond requirements, was 27,438,181 at December 31, 2001.
(e) This calculation takes into account the issuance of 1,337,609 shares reserved for Group Savings Plans 719,614 shares to cover the redemption in stock of equity notes, 17,979 shares related to the stock options exercised up to January 18, 2002 (per Board of Directors' decision on January 24, 2002) with dividend rights from January 1, 2001, and the cancellation of the 203,560 unstripped shares. This figure is provisional, as it is dependent on (i) the exercise of stock options by participating employees up to the day before the Shareholders' Meeting on the 2001 financial statements, (ii) the number of equity notes redeemed for stock by the former Seagram shareholders up to this date and (iii) before deduction of treasury stock.
(f) A capital increase mainly from the issuance of 593,464,875 shares during the Vivendi merger, 319,531,416 shares to cover the requirements of the bonds redeemable for Vivendi Universal stock l (thereby making it possible to deliver Vivendi Universal stock to Seagram shareholders who elected for the immediate exchange of their Seagram stock for Vivendi Universal stock), and 130,638,208 shares during the merger with SIG 40.
(g) The bonus subscription warrants allocated on May 2, 1997 to all Vivendi shareholders matured on May 2, 2001. Forty warrants granted the right to subscribe to 3.05 new shares of Vivendi Universal stock at any time at a price of E137.20.
(h) E1 for each of the 1,105,655,917 shares (including the shares issued to cover the redemption of equity notes and the shares associated with the stock options exercised up to April 23, 2001, with dividend rights from January 1,
2000). The number of shares is indicated before deduction of treasury stock.

  Vivendi Universal

-

                                                                     38

.................................................................................
     Supplemental Report of the Board of Directors on the capital increase restricted to current and retired Vivendi Group employees enrolled in the Group
                               Stock Savings Plan
.................................................................................

Under the terms of Resolution 6 of the Shareholders' Meeting held September 21, 2000, you authorized the Board of Directors to issue, on one or more occasions, shares of stock restricted to current and retired Group employees enrolled in the Vivendi Universal Group Stock Savings Plan.

Pursuant to that authorization, on January 24, 2002 the Board of Directors resolved to issue up to 6,000,000 new shares issued for cash with a par value of E5.50 each, which could be subscribed to directly or through the Accueil mutual fund, under the following principal terms and conditions:

  - The subscription date was set for April 25, 2002,

  - The increase in Vivendi Universal's capital stock shall not exceed the number of shares,

  - The subscription price, was set at E46.22, representing a par value of E5.50 and an issuing premium of E40.72.

The subscribed shares are to be fully paid-in upon subscription, recorded in the stock registers and eligible to receive dividends as of January 1, 2002.

Pursuant to the resolution adopted by the Extraordinary Shareholders' Meeting, the number of shares offered for subscription shall not exceed 10% of the capital stock.

The effect of issuing up to 6,000,000 new shares on the equity interest of a shareholder who owns 1% of Vivendi Universal's capital stock and does not subscribe to the capital increase would be as follows:

---------------------------------------------------------
                                         Shareholder's %
                                         equity interest
---------------------------------------------------------
 Prior to issue                                   1%
..........................................................
 Subsequent to issue of up to
   6,000,000 new shares                       0.994%
..........................................................

In addition, the effect of this issue on the Group share of consolidated shareholders' equity for a shareholder who owns one share of Vivendi Universal stock on June 30, 2001 (pro forma basis) and does not subscribe to the capital increase would be as follows:

-----------------------------------------------------------
                                       Group share of
                                 consolidated shareholders'
                                 equity as of June 30, 2001
-----------------------------------------------------------
 Prior to issue                              E51.93
............................................................
 Subsequent to issue of up to
   6,000,000 new shares                      E51.65
............................................................

Considering the issue price and volume, the transaction should not have a significant influence on the market value of the stock.

                                                          The Board of Directors

                                                               Vivendi Universal

                                                                               -

 39


.................................................................................
     Supplemental Report of the Statutory Auditors on the capital increase restricted to current and retired Vivendi Group employees enrolled in the Group
                               Stock Savings Plan
.................................................................................
Dear Sir, Madam,

As statutory auditors of your company, and in accordance with the provisions of article 155-2 of the decree of 23 March 1967, we hereby submit our report, in addition to our special report of 6 September 2000, on the issuance of stock to current and retired employees of Vivendi Universal and its subsidiaries participating in the Group Employee Stock Ownership Plan, as authorized by the provisions of resolution six of the Ordinary and Extraordinary Shareholders' meeting of 21 September 2000.

This meeting entrusted your Board of Directors with setting out the conditions and proceeding with the formalities of the issue.

Exercising the powers thus conferred upon you, your Board decided, at its meeting on 24 January 2002 to issue 6,000,000 new shares for current and retired employees of Vivendi Universal and its subsidiaries participating in the Group's Employee Stock Ownership Plan. The capital increase will be limited to the par value of the shares to which the Group's current and retired employees actually subscribe.

The subscription date has been set for 25 April 2002 and the share price at 80% of the first price quoted on the stock market on 24 January 2002, which is 46.22 euros, comprising 5.5 euros at par value with an issue premium of 40.72 euros.

We have verified that the arrangements for this operation comply with the authorization granted by the Ordinary and Extraordinary Shareholders' meeting of 21 September 2000 and with the details provided at the meeting, and we have no comments to make on this matter.

We have performed our due diligences in accordance with generally accepted auditing standards in order to verify the figures and information provided in the report to the Board, regarding the choice of components used for calculating and setting the share price.

In accordance with auditing standards, our due diligences were to ensure that the conventions adopted in the pro forma-adjusted historical financial and accounting information are consistent and reasonable, that the corresponding figures are correct, and that the accounting principles used in reporting this information are the same as those used in the historical accounts which have been audited or reviewed.

We hereby certify that the figures provided in the company's financial statements and the information given in the report to the Board of Directors are true and fair.

We have no comments to make on your proposal to withdraw preferential subscription rights nor on the components used to calculate and set the offering price of the shares.

We have no comments to make on the effects the issue may have on shareholders in relation to shareholders' equity and the shares' market value.

                                              Neuilly sur Seine and Paris,
                                                    January 24, 2002
                                                 The Statutory Auditors

                                                        Barbier Frinault & Cie             RSM Salustro Reydel
                                                           Arthur Andersen
                                                     Alain Grosmann  Jean Bouquot  Bernard Cattenoz  Bertrand Vialatte

  Vivendi Universal

-

                                                                     40

.................................................................................
                           Statutory Auditors' Report
                    on the Authorization to Issue Securities
                Ordinary and Extraordinary Shareholders' Meeting
                                of 24 April 2002
.................................................................................
Dear Sir, Madam,

As the Statutory Auditors of your company and in accordance with the assignment set forth in Articles L 225-129-III and L 228-92 of the Commercial Code, we hereby submit our report on the authorization requested by your Board of Directors to issue securities giving access to capital, upon which you are required to express an opinion.

Your Board of Directors proposes that you entrust it with setting out the conditions and arrangements governing the transaction and that you relinquish your preferential subscription rights, where appropriate. You will find the general terms of the authorizations requested in the table appended to this report.

Obtaining the authorization requested in Resolution 13 entails relinquishing both your preferential subscription rights for the initial issue, and the right to subscribe to the stock subsequently created. However, your Board of Directors reserves the possibility, in the event of a stock issue on the French market, to grant you a period in which you are given priority to subscribe to the securities.

The transactions mentioned in Resolution 12 do not require you to relinquish your preferential subscription rights in the initial issue, but only to the securities created subsequently.

We have examined the stock issue plan in accordance with professional standards applied in France.

Since the issue price of the capital stock has not yet been set, we have no comments to make concerning the final conditions in which the issue will be implemented, nor, consequently, on the proposal that you relinquish your preferential subscription rights, the principle of which follows the same logic as other transactions submitted to your approval.

In accordance with Article 155-2 of the Decree dated 23 March 1967, we will present an additional report at the time the stock is issued by your Board of Directors.

                          Paris la Defense and Paris,
                                 March 5, 2002
                               Statutory Auditors

   Barbier Frinault & Cie             RSM Salustro Reydel
          Andersen
Alain Grosmann  Jean Bouquot  Bernard Cattenoz  Bertrand Vialatte

                                                               Vivendi Universal

                                                                               -

 41


.................................................................................
                                    APPENDIX
.................................................................................

   GENERAL TERMS OF THE FINANCIAL TRANSACTIONS SUBMITTED FOR APPROVAL TO THE
      ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING OF 24 APRIL 2002
(in millions of euros)
1. ISSUES WITH MAINTAINED PREFERENTIAL SUBSCRIPTION RIGHTS

---------------------------------------------------------------------------------------------------------------------------------
                                                             Source
                                       (reference to the Resolution
                                                of the Ordinary and          Duration of the
                                        Extraordinary Shareholders'        authorization and                 Maximum nominal
Nature of the transaction                 Meeting of 24 April 2002)              expiry date                capital increase
---------------------------------------------------------------------------------------------------------------------------------
Capital increase - all types of                     Resolution 12         [26 months maximum                           3,000
 securities                                                                     (June 2004)]
Capital increase by capitalization of               Resolution 11         [26 months maximum                        1,000(1)
 reserves, profit and premiums                                                  (June 2004)] (together the capital increases
                                                                                                                      cannot
                                                                                                  exceed the above-mentioned
                                                                                                                    ceiling)
..................................................................................................................................

(1) A statutory auditors' report is not required for the transactions mentioned in Resolution 11. This resolution is mentioned in this report for information, given that the maximum capital increase it can give rise to is included in the one billion euro ceiling authorized by the delegation of powers set forth in Resolution 12.

2. ISSUES WITH RELINQUISHED PREFERENTIAL SUBSCRIPTION RIGHTS

---------------------------------------------------------------------------------------------------------------------------------
                                                             Source
                                       (reference to the Resolution
                                                of the Ordinary and          Duration of the
                                        Extraordinary Shareholders'        authorization and                 Maximum nominal
Nature of the transaction                 Meeting of 24 April 2002)              expiry date                capital increase
---------------------------------------------------------------------------------------------------------------------------------
Capital increase - all types of                     Resolution 13         [26 months maximum                           3,000
 securities                                                                     (June 2004)]                 (primary issue)
                                                                                                                       2,000
                                                                                                           (secondary issue)
..................................................................................................................................

  Vivendi Universal

-

                                                                     42

.................................................................................
    Statutory Auditors' Report on the Reduction in Capital Stock through the
                         Cancellation of Treasury Stock
                Ordinary and Extraordinary Shareholders' Meeting
                                of 24 April 2002
.................................................................................
Dear Sir, Madam,

As statutory auditors of VIVENDI UNIVERSAL and in accordance with the assignment set forth in Article L. 225-209, paragraph 4 of the Commercial Code relating to stock repurchase plans, we hereby present our report on the planned transaction.

We have analyzed the stock repurchase plan and performed our due diligence in accordance with professional standards applied in France.

The plan consists in the repurchase by your company of up to 10% of its capital, from its own stock, under the conditions set forth in Article L. 225-209 of the Commercial Code. Authorization of the repurchase will be subject to approval by the Shareholders' meeting, and will be granted for a period of 18 months.

Your Board of Directors requests that you entrust it, for a period of two years, with the implementation of the authorization to repurchase the company's own stock and cancel up to 10% of the stock thus repurchased over a 24-month period.

We have no comments to make on the causes and conditions governing the stock repurchase plan, as such an event can only be undertaken if the Shareholders' meeting gives its prior approval to the repurchase by your company of its own stock.

                          Paris la Defense and Paris,
                                 March 5, 2002
                               Statutory Auditors

   Barbier Frinault & Cie             RSM Salustro Reydel
          Andersen
Alain Grosmann  Jean Bouquot  Bernard Cattenoz  Bertrand Vialatte

                                                               Vivendi Universal

                                                                               -

 43


.................................................................................
   Statutory Auditors' Report on the Issuance of Stock to Current and Retired
                                   Employees
                Ordinary and Extraordinary Shareholders' Meeting
                                of 24 April 2002
.................................................................................
Dear Sir, Madam,

As Statutory Auditors of your company, and in accordance with the assignment set forth in Article L 225-138 of the Commercial Code and in Article 174-24 of the Decree dated 23 March 1967, we hereby submit our report on the issuance of stock to current and retired employees of VIVENDI UNIVERSAL and its subsidiaries participating in the Group employee stock ownership plan, upon which you are required to express an opinion.

Your Board of Directors proposes that you entrust it with setting out the conditions and arrangements governing the transaction and that you relinquish your preferential subscription rights. You will find the general terms of the requested authorization in the table appended to this report.

We have examined the stock issuance plan in accordance with professional standards applied in France.

Pending the examination at a later date of the terms of the issuance, we have nothing to report on the arrangements used to set the issue price as provided in the Board of Directors' report.

As the issue price has not yet been set, we have no comments to make regarding the final issue conditions, nor on the proposal that you relinquish your preferential subscription rights, the principle of which follows the same logic as other transactions submitted to your approval.

In accordance with Article 155-2 of the Decree dated 23 March 1967, we will present an additional report when the stock is issued by your Board of Directors.

                          Paris la Defense and Paris,
                                 March 5, 2002
                               Statutory Auditors

   Barbier Frinault & Cie             RSM Salustro Reydel
          Andersen
Alain Grosmann  Jean Bouquot  Bernard Cattenoz  Bertrand Vialatte

.................................................................................
                                    APPENDIX
.................................................................................

GENERAL TERMS OF THE EMPLOYEE STOCK ISSUE SUBMITTED FOR APPROVAL TO THE ORDINARY
               AND EXTRAORDINARY SHAREHOLDERS' MEETING OF 24 APRIL 2002

----------------------------------------------------------------------------------------------
                                                     Duration of
                                                  authorization and
Nature of the transaction          Resolution        expiry date       Maximum issue amount
----------------------------------------------------------------------------------------------
Stock reserved for current and   Resolution 14    26 months (June    Less than 10% of capital
retired employees of VIVENDI                           2004)]          stock on the date the
UNIVERSAL and its subsidiaries                                       decision is taken by the
participating in the Group                                              Board of Directors
employee stock ownership plan
...............................................................................................

------------------------------  -------------------------------------------

Nature of the transaction           Minimum price of initial issue
------------------------------  -------------------------------------------
Stock reserved for current and   Stock's average opening price on the
retired employees of VIVENDI     stock exchange over the twenty days
UNIVERSAL and its subsidiaries  preceding the decision by the Board of
participating in the Group      Directors which sets the first day for
employee stock ownership plan      subscriptions, less the maximum
                                 discount allowed by law at the date
                                  the decision is taken by the Board
...............................

  Vivendi Universal

-

                                                                     44

.................................................................................
  Statutory Auditors' Report on the introduction of share purchase options or subscriptions for employees
                Ordinary and Extraordinary Shareholders' Meeting
                                of 24 April 2002
.................................................................................
Dear Sir, Madam,

As the statutory auditors of Vivendi Universal and in accordance with the assignment set out in Article L 225-177 of the French Commercial Code and
Article 174-19 of the Decree of 23 March 1967, we hereby present our report on the introduction of share purchase options or subscriptions for directors, executive managers, senior staff and, when appropriate, other employees of the VIVENDI UNIVERSAL group.

We have verified the terms and conditions proposed for setting the purchase and subscription price, by carrying out the due diligences we deemed necessary, in accordance with the professional standards applied in France.

We have no comments to make regarding the proposed terms and conditions.

                          Paris la Defense and Paris,
                                 March 5, 2002
                               Statutory Auditors

   Barbier Frinault & Cie             RSM Salustro Reydel
          Andersen
Alain Grosmann  Jean Bouquot  Bernard Cattenoz  Bertrand Vialatte